Exhibit 99.3

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the year ended October 31, 2025, dated December 9, 2025, should be read in conjunction with VersaBank’s Audited Consolidated Financial Statements for the year ended October 31, 2025, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information relating to VersaBank, including VersaBank’s 2025 Annual Information Form, is available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.shtml. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Strategy	4
Overview of Performance	7
Selected Financial Highlights	11
Financial Review - Earnings	12
Financial Review – Balance Sheet	16
Off-Balance Sheet Arrangements	27
Related Party Transactions	29
Acquisition of Stearns Bank Holdingford N.A.	29
Results of Operating Segments	31
Capital Management and Capital Resources	33
Summary of Quarterly Results	38
Fourth Quarter Fiscal 2025 Review	39
Critical Accounting Policies and Estimates	40
Enterprise Risk Management	51
Non-GAAP and Other Financial Measures	62

VersaBank – Annual 2025 MD&A

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may also be included in other filings with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to future events or future performance including, without limitation, statements regarding the proposed Reorganization (defined below) are forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors.

Completion of the Reorganization is subject to numerous risks and uncertainties, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, as well as the other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and with the securities commissions or similar regulatory authorities in each of the provinces or territories of Canada.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Annual 2025 MD&A

About VersaBank

Digital Banking Operations

VersaBank (“VersaBank” or the “Bank”) is a North American bank (federally chartered in Canada and the United States) with a difference. VersaBank was one of the world's first fully digital financial institutions and today employs a cloud-based, branchless, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry. The Bank’s model is based on obtaining its deposits and providing financing digitally through third-party financial intermediaries (referred to as “partners”) who themselves engage with the actual depositors and borrowers. This provides VersaBank with significant operating leverage, which drives efficiency and return on common equity, and significantly reduces the Bank’s risk.

VersaBank’s recent and expected continued growth is primarily the result of its unique Receivable Purchase Program (“RPP”), which invests in cash flow streams generated by credit assets originated and owned by companies that provide financing at the point of sale to consumers and small businesses for “big ticket” purchases. In September 2024, following its acquisition of a US bank, VersaBank broadly launched its RPP, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar US market.

Digital Meteor

Through its wholly owned subsidiary, DBG Inc., VersaBank has developed and owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Real Bank Deposit Tokens™ (“RBDT”s™) (formerly referred to as Digital Deposit Receipts, or DDRs). Developed exclusively by VersaBank using the Bank’s own banking and cybersecurity technologies, including VersaVault®, VersaBank’s RBDTs™ are proprietary bank-issued tokenized deposits that provide superior security, stability, and regulatory compliance compared to stablecoins as highly encrypted one-for-one digital representations of actual cash on deposit with the Bank, combining the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology. In additional, the Bank expects its RBDTs™ to be eligible for conventional federal deposit insurance (subject to confirmation by regulators) and have the legal ability to pay interest, which non-bank issued stablecoins are not allowed to provide. Additionally, with VersaBank’s VersaVault® technology, the world’s first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more, the Bank addresses the need for regulated custody of digital assets with secure platforms. However, VersaVault® technology has not yet been opened to third-party assets, and currently, it holds no assets.

Cybersecurity Services

VersaBank also owns Minnesota-based DRT Cyber Inc. (“DRTC”), a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. DRTC deploys technology solutions to support the functions of cybersecurity, privacy, and risk management, with experience across numerous sectors to enable it to develop and deploy flexible solutions to partners’ exact requirements.

VersaBank – Annual 2025 MD&A

VersaBank’s common shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. The underlying drivers of VersaBank’s performance changes for the current and comparative periods are set out in the following sections of this MD&A.

Strategy

VersaBank’s goal is to consistently and sustainably deliver outsized growth in earnings per share by utilizing its proprietary technology and established financial intermediary partner network to deliver innovative digital banking, financial and related solutions to under-served markets, while maintaining its low-risk profile. The Bank’s use of technology in its cloud-based, branchless, business-to-business model enables significant operating leverage, enabling the Bank to grow its assets and resulting revenue at a significantly faster rate than non-interest expenses. A significant portion of VersaBank’s workforce are software engineers and technology support staff who are continuously upgrading and enhancing VersaBank’s software, as well as developing new software to support new business initiatives.

Digital Banking Operations

VersaBank’s largest opportunity and primary focus is growth in revenue (driven primarily by growth in net interest income) from its Digital Banking Operations significantly in excess of growth in non-interest expense. VersaBank expects the majority of revenue growth to be driven by the ramp up of its unique Receivable Purchase Program for the point-of-sale market (previously referred to as its “Point-of-Sale” Financing business), which has driven the majority of its growth in Canada over the past five years, in the underserved US market.

VersaBank's unique Receivable Purchase Program is an innovative and highly attractive digital funding solution for finance companies that provide loans and leases to consumers and small businesses for "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial and recreational equipment). It was specifically designed to address an unmet need by point-of-sale financing companies for consistently available, readily accessible, economically attractive capital using VersaBank's proprietary, state-of-the-art banking technology. Consistent with its branchless, business-to-business, partner-based digital banking strategy, VersaBank's RPP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner.

In the US, following its acquisition of a US bank (including its national US bank charter) in September 2024, VersaBank broadly launched its RPP to the underserved multi-trillion-dollar US market. The Bank has a strong and growing pipeline of prospective RPP partners that it is aggressively pursuing. In January 2025, the Bank entered into its first US RPP partnership and immediately began funding that partner. The Bank expects to continue to steadily add new RPP partners as it grows its business with existing partners.

VersaBank – Annual 2025 MD&A

In Canada, VersaBank is focused on generating continued strong growth in its RPP portfolio by expanding its business with existing RPP Financing Partners, adding new RPP Financing partners, as well as broader economic growth.

VersaBank has access to sufficient low-cost deposit sources to fund its expected strong growth in credit assets. The Bank’s low-cost deposit sources, combined with the efficiency of its technology-based, business-to-business model, supports its objectives of maintaining a stable net interest margin over the short term and expanding net interest margin over time. Management believes that VersaBank has one of the strongest liquidity risk profiles among North American banks, attributable to the quality, stability and stickiness of its deposit base. The majority of VersaBank’s Canadian and US deposits are sourced through deposit brokers, specifically investment dealers, wealth management firms and financial advisory firms that distribute the Bank’s term deposit products. VersaBank has high visibility into the fixed maturities of these deposits, further enhancing its liquidity risk profile. In Canada, the Bank also sources deposits through Licensed Insolvency Trustee firms, which value the ability to use VersaBank’s proprietary technology to seamlessly and efficiently interface with their respective administrative software, which results in a lower cost of funds to the Bank compared to conventional deposits. The Bank expects its Insolvency Trustee deposits to increase in the short- to medium-term as the number of insolvency filings in Canada is expected to grow.

Cybersecurity Services

VersaBank’s wholly-owned, Minnesota-based subsidiary, DRT Cyber (“DRTC”), addresses the high-growth market for cybersecurity and related IT privacy services arising from the growing volume of cyber threats and privacy issues challenging businesses of all sizes across all sectors (with a specialty in financial institutions) and government entities on a daily basis. DRTC has established itself as a North American leader in the markets it serves, with more than 400 clients, including large financial services companies, critical infrastructure companies and indispensable government organizations such as metropolitan police departments. DRTC is focused on growing revenue through offering new products and services to existing clients and adding new clients, capitalizing on the significant expected long-term growth in the cybersecurity and privacy market globally.

Under the US Federal Reserve’s approval of VersaBank’s 2024 acquisition of a US bank, the Bank is required to cease or divest of certain impermissible activities, including the cybersecurity services housed within DRTC before September 2026, or such later date as may be permitted. Such divestment could be accomplished through a number of corporate actions and the Bank has initiated a process to identify and evaluate strategic alternatives with the objective to maximize the value derived from the divestiture for shareholders.

Digital Meteor

VersaBank also expects to capitalize on its leading-edge, proprietary technology enabling highly encrypted digital assets that combine the regulatory oversight and safety of traditional banking with the efficiency, cost savings, security, and flexibility of blockchain technology. VersaBank believes that its technology provides superior security and stability compared to conventional alternatives and meet the higher standards of regulatory compliance to which banks are held. Held within its wholly owned subsidiary, DBG Inc., VersaBank’s RBDTs™ are tokenized deposits, which are digital representations of traditional bank deposits on a blockchain, offering enhanced efficiency, programmability, and security in financial transactions. RBDTs™ provide a trusted alternative for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally. VersaBank believes its RBDTs™ represent the next step in the evolution of such digital assets and a superior alternative to stablecoins, which can neither be issued by banks, are not allowed to pay interest pursuant to the GENIUS Act, and are not insured deposits, as the Bank expects tokenized deposits to be, subject to confirmation by regulators.

VersaBank – Annual 2025 MD&A

Management believes that licensed banks, as the trusted, regulated safekeepers of personal and business cash assets and other valuables, are naturally positioned to do the same for digital currencies. VersaBank has established itself as a leader in digital asset innovation. Management believes its trusted and secure solutions, along with the potential for RBDTs™ to be an ultra-low-cost source of deposit funding, will play a meaningful role in enabling US banks and other entities to confidently engage in the rapidly developing field of digital commerce. Management is encouraged by the favorable stance of the current US administration with respect to digital assets and the role they can play in the future of banking and commerce in the United States, as well as around the world. To its knowledge, VersaBank is the first bank to have successfully completed a pilot program with a blockchain-based RBDTs™, in which VersaBank’s RBDTs™ provided a secure representation of federally regulated bank deposits on the Algorand, Ethereum and Stellar blockchains. As a SOC2 Type 1 compliant digital asset with a continuously known value, VersaBank’s RBDTs™ provide a trusted alternative for mainstream financial applications and can be seamlessly converted to and from other digital currencies such as Bitcoin.

Although the intellectual property, software and other assets related to the RBDTs™ technology currently reside within DRTC, they are not expected to be part of any divestiture of the cybersecurity services business within DRTC.

In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients. Although the intellectual property, software and related assets supporting RBDT™ technology currently reside within DRTC subsidiary, they are not expected to be part of any divestiture of that business.

The underlying drivers of VersaBank’s performance for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Annual 2025 MD&A

Overview of Performance

Note Regarding VersaBank’s Fiscal Year 2025 Financial Results:  VersaBank’s financial results for the fiscal year 2025 reflect the planned, outsized non-interest expense, in the amount of $9.9 million, for the fiscal year related primarily to the project costs associated with the Reorganization (see comment below). With the vast majority of the costs associated with the Reorganization having been incurred in fiscal 2025, the Bank expects these costs to be significantly lower in fiscal 2026 as the Bank expects the Reorganization to be completed in 2026. The Reorganization is intended to enhance shareholder value, mitigate risk and reduce corporate costs over the long term. The Bank expects that the anticipated benefits of the Reorganization will exceed the associated investment; however, these expected benefits are subject to various assumptions and uncertainties.

VersaBank – Annual 2025 MD&A

* See definition in “Non-GAAP and Other Financial Measures”.

Items of note for fiscal 2025

Reorganization

►

In May 2025, the Bank announced its intention, subject to the approval of VersaBank’s shareholders, the U.S. Federal Reserve, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), the Minister of Finance (Canada), the Toronto Stock Exchange (“TSX”), the Nasdaq Global Select Market (“Nasdaq”), and other applicable approvals, to implement a series of transactions that would result in, among other things, a new entity (the “Parent”), a newly incorporated Delaware corporation, succeeding VersaBank as the publicly traded entity in which existing shareholders hold their equity interests, thereby domesticating that public company as a U.S. reporting issuer incorporated in Delaware (the “Reorganization”). Under the proposed terms of the Reorganization, among other things, VersaBank will adopt an amendment to its by-laws and effect certain transactions to exchange all of its outstanding common shares for shares of the Parent (the “Share Exchange”). Following the Share Exchange, VersaBank will sell all of its shares of VersaHoldings US Corp. and DRTC to the Parent in exchange for a promissory note equal to the aggregate fair market value of those shares (the “Parent Note”), which will subsequently be distributed to the Parent as a return of capital.

VersaBank – Annual 2025 MD&A

Rapid expansion of the Bank’s innovative Receivable Purchase Program (“RPP”) in the US market

►

Following the Bank’s announcement in January 2025 of its first RPP partner, through its US subsidiary, VersaBank USA, the Bank realized rapid expansion of its credit asset portfolio in the US. The Bank increased its US credit assets from $65.2 million as at October 31, 2024 to $441.8 million as at October 31, 2025.

Items of note for fiscal 2024

Acquisition of Stearns Bank Holdingford N.A.

►

In June 2024, the Bank obtained approval from the US OCC, the US Federal Reserve and OSFI (Canada) to acquire Stearns Bank Holdingford N.A. (“SBH”), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. ("SFSI") based in St. Cloud, Minnesota. On August 30, 2024, the Bank, through its wholly-owned US subsidiary VersaHoldings US Corp., completed the acquisition, acquiring 100% of the outstanding shares of SBH for cash consideration of US$14.1 million (CA$19.0 million). Based in Minnesota, SBH is a fully operational, OCC-chartered national bank, focused on small business lending. Upon closing, SBH was renamed VersaBank USA N.A. (See Acquisition of Stearns Bank Holdingford N.A. section below).

FY 2025 vs FY 2024

►

Credit assets increased 20% to a record $5.07 billion, driven primarily by strong growth in each of the US and Canadian RPP portfolios, which, combined, increased 22%, as well as strong growth from the Multi-Family Residential Loans and Other portfolio (“MROL”), which increased by 11%. Growth was also driven by the acquisition of Stearns Bank Holdingford National Association (“SBH”) on August 30, 2024;

►	Total revenue increased 12% to $124.6 million, composed of net interest income of $116.2 million and non-interest income of $8.5 million;
►

Net interest margin (“NIM”) on credit assets was 2.52%, unchanged from a year ago. NIM was 2.18%, a decrease of 9 bps. The decrease in NIM was primarily due to periods of higher than typical liquidity over the course of fiscal 2025 to support anticipated ongoing RPP growth in the US, offset partially by lower cost of funds. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule I banks;

VersaBank – Annual 2025 MD&A

►

Provision for credit losses (“PCL”) was $4.4 million compared with a recovery of credit loss provision of $268,000, with the increase being primarily due to changes in the forward-looking information used by VersaBank in its credit risk models;

►	Provision for credit losses as a percentage of average credit assets was 0.09% compared with -0.01%, which remains among the lowest of the publicly traded Canadian Schedule I banks;
►

Non-interest expense, excluding the $9.9 million in project costs associated with the Reorganization, was $68.8 million compared with $57.1 million, with the increase due primarily to operating costs associated with the growth of VersaBank USA operations that began on August 30, 2024;

►	Non-interest expenses, including the $9.9 million consisting primarily of project costs associated with the Reorganization, were $78.7 million compared with $57.1 million;
►

Adjusted net income (excluding the $9.9 million consisting primarily of project costs associated with the Reorganization) was $36.9 million compared with $39.7 million (see Non-GAAP and Other Financial Measures), with the decrease primarily due to the incremental operating costs associated with the VersaBank USA operations that began on August 30, 2024, in particular those related to the launch and ramp up of the US RPP;

►

Net income (including the $9.9 million consisting primarily of project costs associated with the Reorganization) was $28.5 million compared with $39.7 million, with the decrease being primarily attributable to the higher non-interest expenses due to the $9.9 million consisting primarily of project costs associated with the Reorganization and operating costs associated with the growth of VersaBank USA operations that began on August 30, 2024, in particular those related to the launch and ramp up of the US RPP;

►

Adjusted income or earnings per common share (“Adjusted EPS”) (excluding the $9.9 million cost noted above) decreased to $1.17 from $1.49, with the decrease primarily due to costs associated with the growth of VersaBank USA operations that began on August 30, 2024, in particular those related to the launch and ramp up of the US RPP (see Non-GAAP and Other Financial Measures);

►

Income or earnings per common share (“EPS”) (including the $9.9 million cost noted above) was $0.90 compared with $1.49, reflecting the $9.9 million in project costs associated with the Reorganization, as well as the impact of the 25% increase in the number of shares outstanding resulting from the December 18, 2024 treasury common share offering;

►	Adjusted return on average common equity (excluding the $9.9 million in project costs associated with the Reorganization) was 7.85% compared with 10.16% (see Non-GAAP and Other Financial Measures);
►	Return on average common equity (including the $9.9 million in project costs associated with the Reorganization) was 6.11% compared with 10.16%;
►	Adjusted efficiency ratio (excluding the $9.9 million cost noted above) was 55% compared with 51% (see Non-GAAP and Other Financial Measures); and,
►	Efficiency ratio (including the $9.9 million the cost noted above) was 63% compared with 51%.

VersaBank – Annual 2025 MD&A

Selected Financial Highlights

(unaudited)
	October 31	October 31	October 31
($CDN thousands except per share amounts)	2025	2024	2023
Results of operations
Interest income	$295,680	$285,419	$229,334
Net interest income	116,168	102,655	100,051
Non-interest income	8,473	8,978	8,584
Total revenue	124,641	111,633	108,635
Provision for (recovery of) credit losses	4,413	(268)	609
Non-interest expenses	78,735	57,108	50,381
Digital banking	68,243	49,046	42,984
DRTC	9,638	8,533	7,786
Digital Meteor	2,208	888	1,265
Net income	28,458	39,748	42,162
Adjusted net income*	36,891	39,748	42,162
Income per common share:
Basic	$0.90	$1.49	$1.57
Diluted	$0.90	$1.49	$1.57
Adjusted income per common share basic and diluted*	$1.17	$1.49	$1.57
Dividends paid on preferred shares	$-	$988	$988
Dividends paid on common shares	$3,235	$2,600	$2,612
Yield*	5.55%	6.31%	6.14%
Cost of funds*	3.37%	4.04%	3.46%
Net interest margin*	2.18%	2.27%	2.68%
Net interest margin on credit assets*	2.52%	2.52%	2.85%
Return on average common equity*	6.11%	10.16%	11.75%
Adjusted return on average common equity*	7.85%	10.16%	11.75%
Book value per common share*	$16.67	$15.35	$14.00
Efficiency ratio*	63%	51%	46%
Adjusted efficiency ratio*	55%	51%	46%
Return on average total assets*	0.53%	0.86%	1.10%
Provision for (recovery of) credit losses as a % of average credit assets*	0.09%	(0.01%)	0.02%
	as at
Balance Sheet Summary
Cash	$581,710	$225,254	$132,242
Securities	80,923	299,300	167,940
Credit assets, net of allowance for credit losses	5,066,378	4,236,116	3,850,404
Average credit assets	4,651,247	4,043,260	3,421,541
Total assets	5,808,475	4,838,484	4,201,610
Deposits	4,860,863	4,144,673	3,533,366
Subordinated notes payable	103,516	102,503	106,850
Shareholders' equity	532,673	399,203	377,158
Capital ratios**
Risk-weighted assets	$3,943,657	$3,323,595	$3,095,092
Common Equity Tier 1 capital	509,650	373,503	350,812
Total regulatory capital	619,890	481,176	476,005
Common Equity Tier 1 (CET1) capital ratio	12.92%	11.24%	11.33%
Tier 1 capital ratio	12.92%	11.24%	11.78%
Total capital ratio	15.72%	14.48%	15.38%
Leverage ratio	8.47%	7.38%	8.30%
* See definition in "Non-GAAP and Other Financial Measures".
** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Annual 2025 MD&A

Financial Review - Earnings

Total Revenue

Total revenue, consisting of net interest income and non-interest income, increased 12% to $124.6 million compared to last year.

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2025	2024	Change

Interest income
Receivable purchase program	$208,670	$191,476	9%
Multi-family residential loans and other	64,863	73,405	(12%)
Other	22,147	20,538	8%
Interest income	$295,680	$285,419	4%

Interest expense
Deposit and other	$174,010	$177,094	(2%)
Subordinated notes	5,502	5,670	(3%)
Interest expense	$179,512	$182,764	(2%)

Net interest income	$116,168	$102,655	13%

Non-interest income	$8,473	$8,978	(6%)

Total revenue	$124,641	$111,633	12%

Net Interest Income

FY 2025 vs FY 2024

Net interest income increased 13% to $116.2 million due primarily to:

►	Higher interest income attributable to continued RPP portfolio growth in Canada, the launch and ramp up of the RPP in the US, as well as increase in the MROL portfolio; and,
►

Lower interest expense attributable primarily to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024, and which is now normalized in fiscal 2025.

Offset partially by:

►

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower regulatory capital risk-weighted credit assets with a higher return on capital deployed.

VersaBank – Annual 2025 MD&A

Net Interest Margin

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2025	2024	Change

Interest income	$295,680	$285,419	4%
Interest expense	179,512	182,764	(2%)
Net interest income	116,168	102,655	13%

Average assets	$5,323,480	$4,520,047	18%
Yield*	5.55%	6.31%	(12%)
Cost of funds*	3.37%	4.04%	(17%)
Net interest margin*	2.18%	2.27%	(4%)

Average gross credit assets	$4,633,941	$4,024,939	15%
Net interest margin on credit assets*	2.52%	2.52%	0%

* See definition in "Non-GAAP and Other Financial Measures" section below.

FY 2025 vs FY 2024

Net interest margin decreased 9 bps due primarily to:

►	Periods of higher than typical liquidity over the course of fiscal 2025 to support anticipated ongoing RPP growth in the US;
►	Continued growth in the RPP portfolio, which is composed of lower risk-weighted, lower yielding assets; and,
►

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital.

Offset partially by:

►	Reduction in cost of funds resulting from the renewal of maturing deposits at lower interest rates; and,
►	Lower interest expense attributable primarily due to the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024, and which has now normalized in fiscal 2025.

The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule 1 banks.

Non-Interest Income

Non-interest income is composed of revenue generated by DRTC and income derived from miscellaneous transaction fees not directly attributable to credit assets.

Non-interest income for the year ended October 31, 2025 decreased 6% to $8.5 million from $9.0 million last year. The decrease was a function primarily of lower client engagements.

VersaBank – Annual 2025 MD&A

Provision for Credit Losses

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2025	2024

Provision for (recovery of) credit losses by lending asset:
Receivable purchase program	$4,648	$683
Multi-family residential loans and other	(235)	(951)
Total provision for (recovery of) credit losses	$4,413	$(268)

FY 2025 vs FY 2024

VersaBank recorded a provision for credit losses in the amount of $4.4 million in the current year compared with a recovery of credit loss provision in the amount of $268,000 last year due primarily to changes in the forward-looking information used by the Bank in its credit risk models.  Provision for credit losses as a percentage of average credit assets was 0.09% compared with -0.01%, which remains among the lowest of the publicly traded Canadian Schedule I banks.

Non-Interest Expenses

(thousands of Canadian dollars)
	October 31	October 31
For the year ended:	2025	2024	Change

Salaries and benefits	$37,984	$32,784	16%
General and administrative	33,727	19,169	76%
Premises and equipment	7,024	5,155	36%
Total non-interest expenses	$78,735	$57,108	38%

Efficiency Ratio*	63%	51%	24%

* See definition in "Non-GAAP and Other Financial Measures".

FY 2025 vs FY 2024

Non-interest expenses, including $9.9 million consisting primarily of project costs associated with the Reorganization, increased 38% to $78.7 million due primarily to:

►

Operating costs associated with the growth of VersaBank USA operations that began on August 30, 2024; including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA; and,

►	Project costs associated with the Reorganization.

VersaBank – Annual 2025 MD&A

Tax Provision

The Bank’s effective tax rate for the current year was approximately 31% compared with approximately 27% in the prior year. Shifts in the Bank’s effective tax rate from the statutory rates was a function primarily of adjustments to changes in assumptions on non-deductible expenses and other permanent tax differences, foreign exchange impact on various assets as well as changes in earnings allocation between different tax jurisdictions. The current year tax provision includes approximately $1.1 million in income tax expense that would be considered a one-time adjustment. Provision for income taxes for fiscal 2025 was $13.0 million compared with $15.0 million last year.

Comprehensive Income

Comprehensive income for the year was $29.2 million compared to $39.5 million last year. Comprehensive income is comprised of net income for the period and other comprehensive income, which consists of unrealized gains and losses on fair value through other comprehensive income associated with the foreign exchange gain or loss on translation of foreign operations, and revaluation of certain securities and interest rate swaps to fair market value.

VersaBank – Annual 2025 MD&A

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	October 31	October 31
	2025	2024	Change

Total assets	$5,808,475	$4,838,484	20%
Cash and securities	662,633	524,554	26%
Credit assets, net of allowance for credit losses	5,066,378	4,236,116	20%
Deposits	4,860,863	4,144,673	17%

Total Assets

Total assets at October 31, 2025, were $5.81 billion compared with $4.84 billion at October 31, 2024, primarily due to growth in VersaBank’s RPP portfolio.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, at October 31, 2025, were $662.6 million, or 11% of total assets, compared with $524.6 million, or 11% of total assets a year ago. The increase in liquidity asset balances over a year ago reflects the impact of the additional liquidity held at VersaBank USA.

VersaBank – Annual 2025 MD&A

As at October 31, 2025, the Bank held securities totaling $80.9 million (October 31, 2024 - $299.3 million), including accrued interest, comprised of US Treasury Bills with a carrying value of $74.3 million, Government of Canada Treasury Bills with a carrying value of $2.2 million and other securities with a carrying value of $4.4 million.

Credit Assets

(thousands of Canadian dollars)
	October 31	October 31
	2025	2024	Change

Receivable purchase program	$4,043,007	$3,307,328	22%
Multi-family residential loans and other	1,007,232	910,314	11%
	5,050,239	4,217,642	20%

Allowance for credit losses	(7,279)	(3,303)
Accrued interest	23,418	21,777

Total credit assets, net of allowance for credit losses	$5,066,378	$4,236,116	20%

VersaBank organizes its Credit Asset portfolios into the following two broad asset categories: Receivable Purchase Program (previously referred to as “Receivable Purchase Program/Point-of-Sale Loans & Leases” or “Point-of-Sale Loans & Leases”) and Multi-Family Residential Loans and Other (the amalgamation of what was previously referred to as “Commercial Real Estate Mortgages”, “Commercial Real Estate Loans”, and “Public Sector and Other Financing”). These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Receivable Purchase Program (“RPP”) category is composed of investments in the expected cash flow streams derived primarily from consumer and small business loans and leases that are originated and owned throughout their lifetime by VersaBank’s RPP partners, as well as asset-backed securities that have similar underlying assets noted in the RPP portfolio.

The Multi-Family Residential Loans and Other (“MROL”) category is composed of two major sub-segments:  Multi-Family Residential Loans, which consists of CMHC-insured (zero-risk weighted) loans and uninsured loans to real estate developers to finance the construction phase of development of multi-family, student residence, condominium and retirement home properties, as well as term and bridge loans to real estate developers secured by completed aforementioned properties and units.  It also includes the public sector and infrastructure loans and leases. The majority of these loans are business-to-business loans with the underlying credit risk exposure being primarily residential in nature given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

VersaBank – Annual 2025 MD&A

FY 2025 vs FY 2024

Credit assets increased 20% to $5.07 billion due primarily to:

►

Higher RPP portfolio balances, which increased 22% year-over-year, due primarily to consistent demand for home improvement/HVAC receivable financing in Canada and the launch and ramp up of the RPP in the US; and,

►	Higher multi-family residential lending balances, primarily in the lower risk-weighted CMHC-insured portfolio.

Residential Mortgage Exposures

In accordance with the Office of the Superintendent of Financial Institutions (“OSFI”) Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at October 31, 2025 was $4.5 million compared to $4.2 million a year ago. The Bank did not have any HELOCs outstanding at October 31, 2025, or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its lending portfolio, the portfolio’s underlying borrowers, as well as its origination partners to ensure that management maintains effective visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s lending portfolio.

Allowance for Credit Losses

The Bank maintains an allowance for expected credit losses (or ECL allowance) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s credit asset and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing credit assets, and non-performing, or impaired credit assets even if no actual loss event has occurred.

VersaBank – Annual 2025 MD&A

(thousands of Canadian dollars)
	October 31	October 31
	2025	2024	Change

ECL allowance by lending asset:
Receivable purchase program	$5,431	$783	594%
Multi-family residential loans and other	1,848	2,520	(27%)
Total ECL allowance	$7,279	$3,303	120%

(thousands of Canadian dollars)
	October 31	October 31
	2025	2024	Change

ECL allowance by stage:
ECL allowance stage 1	$4,679	$2,996	56%
ECL allowance stage 2	426	306	39%
ECL allowance stage 3	2,174	1
Total ECL allowance	$7,279	$3,303	120%

VersaBank’s ECL allowance as at October 31, 2025, was $7.28 million compared with $3.30 million a year ago due primarily to changes in the forward-looking information used by the Bank in its credit risk models.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether there has been a SICR for credit assets since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the credit asset’s internal risk rating assignment, internal watchlist status, credit asset review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists. Notwithstanding the above, the assessment of a significant increase in credit risk requires experienced credit judgement.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition, as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

VersaBank – Annual 2025 MD&A

Expected credit loss model – Estimation of expected credit losses

Expected credit losses are an estimate of a credit asset’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows due to the Bank and the cash flows the Bank expects to receive.

Forward-looking information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information, into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”) and loss-given default (“LGD”) term structure forecasts for its credit assets. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward-looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and small and medium enterprise (“SME”) borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The key assumptions driving the outlook includes global tariff policies, which, while stabilizing, remain uncertain in their size, scope, and timing. Tariffs continue to pose challenges to both the Canadian and US economies, with elevated measures increasing cross-border costs and supply chain pressures. Export demand and investment are expected to remain soft, which may weigh on hiring and consumption growth amid ongoing trade uncertainty and geopolitical tensions. Although a recession is not anticipated, overall GDP growth is expected to remain subdued through this year and in 2026. As economic momentum softens, the Bank of Canada and the US Federal Reserve are expected to maintain accommodative policies, with some rate reductions likely, though the extent of easing may be limited by persistent inflationary pressures. Labour market conditions are expected to weaken modestly, with hiring slowing in response to softer growth. Recent changes to Canadian immigration policy are anticipated to influence labour force growth, which may further influence employment trends. While tariffs may add to cost pressures, overall inflation is expected to moderate gradually, supported by easing commodity prices and weaker global demand.

VersaBank – Annual 2025 MD&A

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at October 31, 2025 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios.

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below (see Expected Credit Loss Sensitivity below).

VersaBank – Annual 2025 MD&A

Expected Credit Loss (ECL) Sensitivity

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at October 31, 2025:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL
		Upside		Baseline		Downside

Allowance for expected credit losses	$7,279	$6,742		$7,198		$7,932
Provision (recovery) from reported ECL		(537)		(80)		653
Variance from reported ECL (%)		(7%	)	(1%	)	9%

The uncertainty associated with interest rates, inflation and unemployment trends given the expectation of an economic slowdown in both Canada and the US as well as elevated geo-political risk may result in VersaBank’s estimated ECL amounts exhibiting some future volatility which in turn may result in the Bank recognizing higher provisions for credit losses in the future.

Considering the analysis set out above and based on management’s review of the credit asset and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential future losses.

Deposits

VersaBank has established three core low-cost deposit funding channels: Deposit brokers (previously referred to as “Personal Deposits”) in Canada and the US, Licensed Insolvency Trustee firms (previously referred to as “Commercial Deposits”) in Canada, and cash reserves retained from VersaBank’s RPP partners, which are classified as other liabilities.

(thousands of Canadian dollars)
	October 31	October 31
	2025	2024	Change

Licensed insolvency trustee firms	$888,620	$743,783	19%
Deposit brokers	3,972,243	3,400,890	17%
Total deposits	$4,860,863	$4,144,673	17%

The majority of VersaBank’s Canadian and US deposits are sourced through deposit brokers, specifically investment dealers, wealth management firms and financial advisory firms that distribute the Bank’s term deposit products to their respective end clients.

In Canada, the Bank also sources deposits through licensed insolvency trustee firms that value the ability to use VersaBank’s proprietary technology to seamlessly and efficiently interface with their administrative software, which results in a lower cost of funds to the Bank compared to conventional deposits.

VersaBank – Annual 2025 MD&A

Subject to the respective government program limits, substantially all of the Bank’s deposit brokers and licensed insolvency trustee firms deposits sourced through these channels are eligible for CDIC insurance. Deposits held in VersaBank USA are eligible for FDIC insurance.

FY 2025 vs FY 2024

Deposits increased 17% to $4.9 billion due primarily to:

►	Higher deposits from brokers attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth; and,
►	Higher deposits from Licensed Insolvency Trustee firms attributable to an increase in the volume of Canadian consumer and commercial bankruptcy and proposal restructuring proceedings year-over-year.

The table below presents a summary of the Bank’s deposit portfolio by maturity, excluding accrued interest at October 31, 2025, as well as for 2024:

			2025
	Within 3	3 months to	1 year to	2 years to	Over
(thousands of Canadian dollars)	months	1 year	2 years	5 years	5 years	Total

Licensed insolvency trustee firms	$888,620	$-	$-	$-	$-	$888,620
Deposit brokers	$596,565	1,733,111	785,369	787,895	-	3,902,941
	$1,485,185	$1,733,111	$785,369	$787,895	$-	$4,791,561

			2024
	Within 3	3 months to	1 year to	2 years to	Over
(thousands of Canadian dollars)	months	1 year	2 years	5 years	5 years	Total

Licensed insolvency trustee firms	$743,783	$-	$-	$-	$-	$743,783
Deposit brokers	440,118	1,749,894	494,866	639,058	-	3,323,936
	$1,183,901	$1,749,894	$494,866	$639,058	$-	$4,067,719

Subordinated Notes Payable

(thousands of Canadian dollars)
	October 31	October 31
	2025	2024

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$103,516	$102,503

	$103,516	$102,503

VersaBank – Annual 2025 MD&A

Subordinated notes payable, net of issue costs, were $103.5 million as at October 31, 2025, compared with $102.5 million a year ago. The year-over-year trend was a function primarily attributable to the change in the USD/CAD foreign exchange spot rate related to the US $75.0 million subordinated note.

Shareholders’ Equity

Shareholders’ equity at October 31, 2025 increased to $532.7 million from $399.2 million a year ago. The increase was primarily due to the issuance of 6,509,434 additional common shares for as value of $114.8 million in the first quarter of fiscal 2025 and higher retained earnings attributable to net income earned over the course of the year, offset partially by the payment of dividends.

The summary of the Bank’s issued and outstanding share capital is as follows:

(thousands of Canadian dollars)
	2025		2024
	Shares	Amount	Shares	Amount

Common shares:

Balance, beginning of the year	26,002,577	$215,610	25,964,424	$214,824
Issued during the year	6,509,434	114,772	-	-
Options exercised during the year	6,775	108	38,153	786
Purchased and cancelled during the year	(573,251)	(6,137)
Share issue cost adjustment	-	1,557	-	-

Outstanding, end of year	31,945,535	$325,910	26,002,577	$215,610

Series 1 preferred shares:
Balance, beginning of the year	-	$-	1,461,460	$13,647
Redemption of preferred shares	-	-	(1,461,460)	(13,647)

Outstanding, end of year	-	$-	-	$-

Total share capital		$325,910		$215,610

On December 18, 2024, the Bank completed a treasury offering of 5,660,378 common shares at a price of USD $13.25 per share, the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or CAD $19.07 per share, for additional gross proceeds of USD $11.2 million. Total net cash proceeds from the common share offering were CAD $116.0 million. The Bank’s share capital increased by CAD $116.3 million corresponding to the Common Share Offering and less tax effected issue costs in the amount of CAD $6.2 million.

VersaBank – Annual 2025 MD&A

On April 28, 2025, the Bank received approval from the Toronto Stock Exchange ("TSX") to proceed with a Normal Course Issuer Bid ("NCIB") for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares representing approximately 8.99% of its public float. As of April 21, 2025, the public float comprised 22,237,283 common shares and there were 32,518,786 issued and outstanding Common Shares in total. The average daily trading volume ("ADTV") of VersaBank's Common Shares on the TSX for the six months of October 1, 2024 – March 31, 2025 (the "Preceding Six Month Period") was 37,761 shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 9,440 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 20,321,293 VersaBank common shares were traded on all exchanges. Of that total, 4,720,219 shares were traded on the TSX, and the remaining 15,601,074 shares were traded on other exchanges including the Nasdaq.

The ability to make purchases commenced on April 30, 2025, and will terminate on April 29, 2026, or such an earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any Common Shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of Common Shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

For the year ended October 31, 2025, the Bank purchased and cancelled 573,251 Common Shares for $9.2 million, reducing the Bank’s Common Share value by $6.1 million, contributed surplus by $0.1 million and retained earnings by $3.0 million. In the same period, the Bank issued 6,775 Common Shares for proceeds of $108,000 related to stock options there were exercised in the period.

For the year ended October 31, 2024, the Bank issued 38,153 Common Shares for $607,000 related to stock options that were exercised in the period.

The Bank’s book value per common share at October 31, 2025, was $16.67 compared with $15.35 at October 31, 2024. The increase was due primarily to higher retained earnings attributable to net income earned in fiscal 2025 as well as a lower number of common shares outstanding due the purchase and cancellation of common shares in 2024 pursuant to the Bank’s NCIB, offset partially by the treasury offering common shares in the first quarter of this year and the payment of dividends.

See note 14 to the Consolidated Financial Statements for additional information relating to share capital.

VersaBank – Annual 2025 MD&A

Stock-Based Compensation

The Bank has a stock option plan for its employees and officers. Options are granted at an exercise price set at not less than the closing market price of the Bank’s common shares on the day preceding the date on which the option is granted, subject to vesting, and are exercisable within five years of issue. Options are usually granted with graded vesting terms. One third vests on the first anniversary of the grant date, one third vests on the second anniversary of the grant date and one third vests on the third anniversary of the grant date.

	2025		2024
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	819,125	$15.90	874,393	$15.90
Granted	10,000	15.90	-	-
Exercised	(6,775)	15.90	(38,153)	15.90
Forfeited/cancelled	(42,616)	15.90	(17,115)	15.90
Expired	-	-	-	-

Outstanding, end of period	779,734	$15.90	819,125	$15.90

For the year ended October 31, 2025, the Bank recognized stock-based compensation expense of $81,000 (2024 - $348,000) related to the estimated fair value of options granted. There were 10,000 stock options granted in the current year. The fair value of the 10,000 stock options granted over the course of the current fiscal year was estimated at the grant dates using the Black-Scholes valuation model and the following input assumptions: risk-free rate of 2.94%, expected option life of 3.5 years, expected volatility of 29.6% and expected annual dividends of 0.67%.The weighted average of the fair value of the stock options granted in the year was estimated at $3.33 per share. During the current year, the Bank issued 6,775 (2024 - 38,153) Common Shares for proceeds of $108,000 (2024 - $607,000) related to exercised stock options in the current year.

Updated Share Information

As at December 9, 2025, there were no changes since October 31, 2025, in the number of common shares.

VersaBank – Annual 2025 MD&A

Derivative instruments

At October 31, 2025, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with an amortizing notional amount currently totaling $20.2 million (October 31, 2024 - $22.0 million), of which $20.2 million (October 31, 2024 - $22.0 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. The maturity date of the amortizing interest rate swap is March 1, 2034. At October 31, 2025, fair value of $340,000 (October 31, 2024 - $19,000) relating to this contract was included in other liabilities and the offsetting amount included in the carrying values of the assets to which they relate. Approved counterparties are limited to major Canadian chartered banks. The carrying amount of the hedged item recognized in the credit assets was $20.9 million (October 31, 2024 - $22.4 million). The accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item is $1.9 million (October 31, 2024 - $1.1 million).

As of October 31, 2025, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk on its net investments in VersaBank USA. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Changes in the fair value of these derivatives, attributable to the effective portion of the hedge, are recognized in other comprehensive income, while the ineffective portion, if any, is recorded in profit or loss. As of October 31, 2025, the outstanding foreign exchange forward contract had a notional value of USD $138.6 million (October 31, 2024 – USD $66.0 million) and a fair value of $61,400 (liability) (October 31, 2024 - $1,000 (asset)), hedging a portion of the USD $181.3 million investment in VersaBank USA. For the reporting period, a loss of $4,222,963 (October 31, 2024 – loss of $13,000) was recognized in other comprehensive income, representing the effective portion of the hedge. Since there was no hedge ineffectiveness, there was no impact on profit or loss from this hedge. The hedge was assessed as highly effective, supporting the Bank’s risk management strategy to stabilize the financial impact of foreign exchange movements.

Off-Balance Sheet Arrangements

At October 31, 2025, the Bank had an outstanding contract established for asset liability management purposes to swap between fixed and floating interest rates with an amortizing notional amount totaling $20.2 million (October 31, 2024 - $22.0 million), of which $20.2 million (October 31, 2024 - $22.0 million) qualified for hedge accounting. The Bank enters into interest rate swap contracts for its own account exclusively and does not act as an intermediary in this market. The maturity date of the amortizing interest rate swap is March 1, 2034.

As at October 31, 2025, the Bank entered into a foreign exchange forward contract to mitigate foreign exchange risk on its net investment in VersaFinance US Corp. This hedging arrangement was established during 2025; there were no similar hedges in 2024. The hedge is intended to reduce exposure to fluctuations between VersaBank’s functional currency, CAD, and the currency of the net investment, USD. Changes in the fair value of the hedging instrument attributable to the effective portion of the hedge are recognized in profit or loss; any ineffective portion, if applicable, is also recorded in profit or loss. As at October 31, 2025, the outstanding foreign exchange forward contract had a notional value of USD $14.0 million (October 31, 2024 — nil) and a fair value of $1,500 (liability) (October 31, 2024 — nil). The contract hedges a portion of the USD $14.0 million investment in VersaFinance US Corp. For the year ended October 31, 2025, a loss of $160,300 (2024 — nil) was recognized in profit or loss, representing the total impact of the hedge.

VersaBank – Annual 2025 MD&A

As of October 31, 2025, the Bank utilized a foreign exchange forward contract to mitigate foreign exchange risk associated with the intercompany loan denominated in USD, resulting from intercompany transfer of assets, which aims to minimize foreign exchange risk related to fluctuations between the Bank’s functional currency, CAD, and the foreign currency denominated loan. As of October 31, 2025, the outstanding foreign exchange forward contract relating to this intercompany loan had a notional value of USD $12.1 million and a fair value of $5,400 (liability).

As of October 31, 2025, an accounting hedge exists for the remaining USD $42.7 million of the USD $181.3 million investment in VersaBank USA. This is achieved through the allocation of part of a USD $75.0 million subordinated debt raised by the Bank in April 2021. Both the credit asset (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as a hedge against rate fluctuations that may affect the valuation of the investment asset.

Commitments and Contingencies

The amount of credit-related commitments represents the maximum amount of additional credit that the Bank could be obliged to extend. Under certain circumstances, the Bank may cancel credit asset commitments at its option. Letters of credit amounts are not necessarily indicative of the associated credit risk exposure as many of these secured arrangements are contracted for a limited period of time and will expire or terminate without being drawn upon.

(thousands of Canadian dollars)	2025	2024

Credit asset commitments	$589,005	$635,433
Letters of credit	46,849	65,671
	$635,854	$701,104

VersaBank – Annual 2025 MD&A

Contractual Obligations

At October 31, 2025, the Bank had the following scheduled principal repayments of financial liabilities.

	2025
		Less than			Over
(thousands of Canadian dollars)	Total	1 Year	1-2 Years	2-5 Years	5 Years
Deposits	$4,860,863	$3,287,599	$785,369	$787,895	$-
Cash reserves on loan and lease receivables	290,666	290,666	-	-	-
Subordinated notes payable	103,516	-	-	-	103,516
Accounts payable	12,544	12,544	-	-	-
Cash collateral and amounts held in escrow	4,996	4,996	-	-	-
Current income tax liability	126	126	-	-	-
Lease obligations	2,668	611	636	1,367	54
Deferred income tax liability	7	7	-	-	-
Off-balance sheet obligations	416	416	-	-	-
	$5,275,802	$3,596,965	$786,005	$789,262	$103,570

Related Party Transactions

The Bank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel and significant minority shareholders. See note 22 to the Consolidated Financial Statements for more information on transactions entered into with, and the compensation of key management personnel.

Acquisition of Stearns Bank Holdingford N.A.

On August 30, 2024 the Bank, through its wholly-owned US subsidiary VersaHoldings US Corp., acquired 100% of the outstanding shares of shares of Minnesota-based Stearns Bank Holdingford N.A. ("SBH"), a privately held, wholly-owned subsidiary of Stearns Financial Services Inc. based in St. Cloud, Minnesota, for cash consideration of US$14.1 million (CA$19.0 million). SBH is a fully operational, OCC (Office of the Comptroller of the Currency)-chartered national bank, focused on small business lending. The acquisition follows the approval for acquisition received in June 2024 from OSFI, as well as the US’s OCC and the US Federal Reserve.

Upon the close of the share acquisition of SBH, the Bank acquired approximately US$68.4 million (CA$92.3 million) in assets and assumed approximately US$54.3 million (CA$73.3 million) in deposits and other liabilities and renamed SBH as VersaBank USA. The acquisition will provide the Bank with access to US deposits to support the growth of its Receivable Purchase Program business. The acquisition is expected to be accretive to the Bank’s earnings per share within the first year after closing; and, VersaBank USA was well capitalized, as per the OCC’s definition of same, with a Total Capital ratio in excess of 10% as at August 30, 2024.

In furtherance of the Bank’s strategic initiatives and in light of US regulatory requirements, management has expressed an intention to cease or divest of certain impermissible activities, including cybersecurity services housed within DRTC, which operates within the financial technology industry. Discussions with potential buyers are currently underway. As of October 31, 2025, the subsidiary has not been classified as "held for sale" in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, because certain criteria for such classification have not yet been met. Specifically, the sale is not expected to be completed within the next 12 months, and the subsidiary continues to be integral to the Bank’s operations. Management will continue to evaluate the status of the divestiture and will reclassify the subsidiary as "held for sale" once all IFRS 5 criteria are satisfied.

VersaBank – Annual 2025 MD&A

In connection with the potential divestiture of DRTC, its assets or subsidiaries, certain members of management hold convertible preferred shares in DRTC. In accordance with the by-laws of DRTC, the convertible preferred shares will convert automatically, upon a change of control event, into an aggregate 28% common share ownership stake in DRTC.

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed on acquisition:

(thousands of Canadian dollars)
Asset and liabilities acquired at fair value	August 30, 2024

Cash	$6,900
Securities	4,366
Loans	71,559
Fixed asset	314
Prepaid expenses and other	7
Intangible asset	2,592
Goodwill	6,555
Deposits	(73,238)
Accounts payable and other	(39)

$19,016

Intangible asset reflects the value of the customer deposit base acquired, which has been assessed to have a useful life of 10 years. Goodwill primarily reflects the value of obtaining an OCC charter national bank licence and the value of future growth prospects and expected business synergies realized as a result of combining the acquired business with the Bank’s existing Receivable Purchase Program business in Canada.

For the year ended October 31, 2025, VersaBank USA contributed $12.9 million (October 31, 2024 - $1.4 million) and $2.7 million (October 31, 2024 - $465,000) to the Bank’s net-interest income and net income respectively.

The costs associated with the acquisition of SBH totaling $5.7 million were spread across fiscal 2022, 2023 and 2024. These costs were included in the Bank’s non-interest expense in the respective fiscal years.

VersaBank – Annual 2025 MD&A

Results of Operating Segments

(thousands of Canadian dollars)
for the year ended	October 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$103,265	$12,903	$-	$-	$-	$116,168
Non-interest income	460	(39)	2,206	7,245	(1,399)	8,473
Total revenue	103,725	12,864	2,206	7,245	(1,399)	124,641

Provision for (recovery of) credit losses	4,553	(140)	-	-	-	4,413
	99,172	13,004	2,206	7,245	(1,399)	120,228

Non-interest expenses:
Salaries and benefits	25,785	5,015	814	6,370	-	37,984
General and administrative	29,560	3,484	574	1,508	(1,399)	33,727
Premises and equipment	3,677	722	820	1,805	-	7,024
	59,022	9,221	2,208	9,683	(1,399)	78,735

Income (loss) before income taxes	40,150	3,783	(2)	(2,438)	-	41,493

Income tax provision	12,538	1,111	-	(614)	-	13,035

Net income (loss)	$27,612	$2,672	$(2)	$(1,824)	$-	$28,458

Total assets	$5,050,922	$759,733	$10,207	$24,538	$(36,925)	$5,808,475

Total liabilities	$4,777,508	$498,822	$8,006	$28,319	$(36,853)	$5,275,802

for the year ended	October 31, 2024
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$101,263	$1,392	$-	$-	$-	$102,655
Non-interest income	698	1	1,183	8,455	(1,359)	8,978
Total revenue	101,961	1,393	1,183	8,455	(1,359)	111,633

Provision for (recovery of) credit losses	(134)	(134)	-	-	-	(268)
	102,095	1,527	1,183	8,455	(1,359)	111,901

Non-interest expenses:
Salaries and benefits	26,523	437	526	5,298	-	32,784
General and administrative	18,324	365	242	1,597	(1,359)	19,169
Premises and equipment	3,292	105	120	1,638	-	5,155
	48,139	907	888	8,533	(1,359)	57,108

Income (loss) before income taxes	53,956	620	295	(78)	-	54,793

Income tax provision	14,860	155	41	(11)	-	15,045

Net income (loss)	$39,096	$465	$254	$(67)	$-	$39,748

Total assets	$4,602,360	$226,319	$3,434	$23,564	$(17,193)	$4,838,484

Total liabilities	$4,343,878	$90,716	$1,371	$28,894	$(25,578)	$4,439,281

VersaBank – Annual 2025 MD&A

Digital Banking Canada

Note: The financial results for Digital Banking Canada contain certain non-interest expenses for general corporate administrative costs.

FY 2025 vs FY 2024

Net income decreased 29% year-over-year to $27.6 million, due to the $9.9 million consisting primarily of project costs associated with the Reorganizationas well as higher provision for credit losses, offset partially by higher net interest income, driven primarily by credit asset growth and lower interest expense. The higher provision for credit loss reflects the impact of the changes in the forward-looking information used by the Bank in its credit risk models, while the higher non-interest expense reflect the one-time project cost noted above as well as incremental operating cost associated with the growth of  VersaBank USA operations that began on August 30, 2024, and increased expense to support increased operating activities.  Normalizing for the after-tax impact related to the one-time project costs associated with the Reorganization and one-time income tax expense adjustment of approximately $8.4 million, would reflect a normalized net income of $36.0 million.

Digital Banking USA

FY 2025 vs FY 2024

For the year ended October 31, 2025, VersaBank USA contributed $2.7 million (October 31, 2024 - $465,000) to the Bank’s net income. The year-over-year increase reflects a full year’s operation and the impact of the expansion of the RPP assets in the US.

DRTC (Cybersecurity Services)

FY 2025 vs FY 2024

DRTC net loss increased to $1.8 million from a net loss of $67,000 last year. The decrease was due primarily to lower client engagements and higher operating expenses associated with the onboarding of new stablecoin custody solutions.

Digital Meteor

FY 2025 vs FY 2024

Digital Meteor net loss was $2,000 compared to a net income of $254,000 last year. The trend in earnings was due primarily to higher operating expenses related to the onboarding support cost for new cybersecurity offerings beginning in fiscal 2025, offset by higher revenue driven by higher client engagements in the current year.

VersaBank – Annual 2025 MD&A

Capital Management and Capital Resources

Capital Management

The Bank’s policy is to maintain a strong capital base to maintain investor, regulator, creditor and market confidence, as well as to support future growth and development of the business. The impact of the level of capital on shareholders’ return is an important consideration and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security afforded by a more robust capital position.

The Bank operates as a Schedule 1 bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Bank’s Board of Directors. The Bank’s objective, in this context, is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth, as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. Regulatory capital is comprised of the qualifying amount of subordinated notes, share capital, retained earnings and net after-tax unrealized gains and losses on fair value through other comprehensive income securities. Consistent with capital adequacy guidelines issued by OSFI, the Bank has implemented an internal capital adequacy assessment process (“ICAAP”) with the objective of ensuring that capital levels remain adequate in relation to the Bank’s current and future business and risks.

The table below presents the Bank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	October 31	October 31
	2025	2024	Change

Common Equity Tier 1 capital	$509,650	$373,503	36%

Total Tier 1 capital	$509,650	$373,503	36%

Total Tier 2 capital	$110,240	$107,673	2%

Total regulatory capital	$619,890	$481,176	29%

Total risk-weighted assets	$3,943,657	$3,323,595	19%
Capital ratios
CET1 capital ratio	12.92%	11.24%	15%
Tier 1 capital ratio	12.92%	11.24%	15%
Total capital ratio	15.72%	14.48%	9%
Leverage ratio	8.47%	7.38%	15%

VersaBank – Annual 2025 MD&A

OSFI requires banks to measure capital adequacy in accordance with its guidelines for determining risk-adjusted capital and risk-weighted assets including off-balance sheet credit instruments. The Bank currently uses the Standardized Approach to calculate risk-weighted assets for both credit and operational risk. Under the Standardized Approach for credit risk, each asset type is assigned a risk weight ranging from 0% to 400% to determine the risk-weighted equivalent, or risk-weighted asset amounts for use in calculating the Bank’s risk-based capital ratios. Off-balance sheet assets, such as undrawn credit commitments, are included in the calculation of risk-weighted assets, and further, both the credit risk equivalent and the risk-weighted calculations are prescribed by OSFI. The Standardized Approach, as defined by Basel III, may require the Bank to carry more capital for certain credit exposures compared to requirements under the Advanced Internal Ratings-Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized Approach may not be directly comparable with the large Canadian banks and other international banks that utilize the AIRB methodology.

As at October 31, 2025, and 2024, the Bank was in compliance with all minimum capital ratios prescribed by OSFI.

VersaBank – Annual 2025 MD&A

The tables below present the Bank’s risk-weighted assets as at October 31, 2025, as well as for 2024, organized by asset type and risk weight assignment respectively:

As at October 31, 2025	Notional/drawn amount by asset type
						Risk
		Credit assets		Off -balance		Weighted
(thousands of Canadian dollars)	Cash	& securities	Other	sheet items	Total	Balance

Corporate	$-	$1,390,503	$-	$-	$1,390,503	$935,900
Sovereign	-	81,794	-	-	81,794	174
Bank	581,710	17,697	-	-	599,407	121,651
Retail residential mortgages	-	13,582	-	-	13,582	2,543
Other retail	-	3,522,583	-	-	3,522,583	2,503,125
Other items	-	121,142	79,464	46,849	247,455	116,949
Undrawn commitments	-	-	-	589,005	589,005	38,291
Operational risk ¹	-	-	-	-	-	225,024
Total	$581,710	$5,147,301	$79,464	$635,854	$6,444,329	$3,943,657

As at October 31, 2024	Notional/drawn amount by asset type
						Risk
		Credit assets		Off -balance		Weighted
(thousands of Canadian dollars)	Cash	& securities	Other	sheet items	Total	Balance

Corporate	$-	$877,265	$-	$-	$877,265	$596,203
Sovereign	-	301,750	-	-	301,750	490
Bank	225,254	17,719	-	-	242,973	51,406
Retail residential mortgages	-	53,709	-	-	53,709	11,380
Other retail	-	3,284,973	-	-	3,284,973	2,344,199
Other items	-	-	77,814	65,671	143,485	82,531
Undrawn commitments	-	-	-	635,433	635,433	70,688
Operational risk ¹	-	-	-	-	-	166,698
Total	$225,254	$4,535,416	$77,814	$701,104	$5,539,588	$3,323,595

¹ The charge for operational risk is determined using the Simplified Standard Approach as prescribed by OSFI.

VersaBank – Annual 2025 MD&A

As at October 31, 2025	Notional/drawn amount by risk weight
									Risk
									Weighted
(thousands of Canadian dollars)	0%	20-25%	30-35%	40-75%	80-100%	110-150%	400%	Total	Balance

Corporate	$-	$-	$134,851	$100,884	$764,863	$389,905	$-	$1,390,503	$935,900
Sovereign	80,923	871	-	-	-	-	-	81,794	174
Bank	-	581,710	17,697	-	-	-	-	599,407	121,651
Retail residential mortgages	-	11,815	428	-	1,339	-	-	13,582	2,543
Other retail	-	-	-	3,497,191	25,392	-	-	3,522,583	2,503,125
Other items	23,084	89,746	-	32,398	98,190	3,084	953	247,455	116,949
Undrawn commitments	-	-	6,000	1,025	181,057	400,923	-	589,005	38,291
Operational risk ¹	-	-	-	-	-	-	-	-	225,024
Total	$104,007	$684,142	$158,976	$3,631,498	$1,070,841	$793,912	$953	$6,444,329	$3,943,657

As at October 31, 2024	Notional/drawn amount by risk weight
									Risk
									Weighted
(thousands of Canadian dollars)	0%	20-25%	30-35%	40-75%	80-100%	110-150%	400%	Total	Balance

Corporate	$-	$-	$126,380	$103,164	$519,088	$128,631	$-	$877,263	$596,203
Sovereign	299,300	2,450	-	-	-	-	-	301,750	490
Bank	-	225,254	17,719	-	-	-	-	242,973	51,406
Retail residential mortgages	-	50,108	3,601	-	-	-	-	53,709	11,380
Other retail	-	-	-	3,246,525	38,481	-	-	3,285,006	2,344,199
Other items	25,913	713	-	4,497	110,432	946	953	143,454	82,531
Undrawn commitments	-	-	-	-	635,433	-	-	635,433	70,688
Operational risk ¹	-	-	-	-	-	-	-	-	166,698
Total	$325,213	$278,525	$147,700	$3,354,186	$1,303,434	$129,577	$953	$5,539,588	$3,323,595

¹ The charge for operational risk is determined using the Simplified Standard Approach as prescribed by OSFI.

Further, OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

As the Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI, it may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

The year-over-year trends exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratios were a function primarily of treasury share issuance in the first quarter of fiscal 2025, retained earnings growth, the purchase and cancellation of common shares through the Bank’s NCIB and changes to the Bank’s risk-weighted asset balances and composition.

VersaBank – Annual 2025 MD&A

Leverage Ratio

The leverage ratio is a supplementary measure that is prescribed under the Basel III Accord and is defined as the ratio of Tier 1 capital to total exposures. OSFI requires all financial institutions to maintain a leverage ratio of 3% or greater at all times.

At October 31, 2025, the Bank exceeded all of the minimum Basel III regulatory capital requirements set out above.

Liquidity

The Consolidated Statement of Cash Flows for the year ended October 31, 2025, shows cash provided by operations of $44.5 million compared to cash provided by operations of $272.7 million a year ago. The current year trend reflects outflows to fund credit assets exceeding deposits raised and cash from operations. The comparative year trend reflects cash inflows from deposits raised and cash from operations exceeding outflows to fund credit assets. Based on factors such as liquidity requirements and opportunities for investment in credit assets and securities, the Bank may manage the amount of deposits it raises and credit assets it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. The Bank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposit raising activities.

Capital Resources

The operations of the Bank are not dependent upon significant investments in capital assets to generate revenue.

VersaBank – Annual 2025 MD&A

Summary of Quarterly Results

(thousands of Canadian dollars
except per share amounts)	2025				2024
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Results of operations:
Interest income	$77,471	$73,987	$70,976	$73,246	$73,238	$71,646	$71,243	$69,292
Yield on assets (%)	5.45%	5.58%	5.81%	5.92%	6.23%	6.40%	6.66%	6.47%
Interest expense	44,838	44,208	42,944	47,522	48,337	46,702	45,001	42,724
Cost of funds (%)	3.15%	3.33%	3.52%	3.84%	4.11%	4.17%	4.21%	3.99%
Net interest income	32,633	29,779	28,032	25,724	24,901	24,944	26,242	26,568
Net interest margin (%)	2.29%	2.25%	2.29%	2.08%	2.12%	2.23%	2.45%	2.48%
Net interest margin on credit assets (%)	2.65%	2.55%	2.59%	2.36%	2.34%	2.41%	2.52%	2.63%
Non-interest income	2,459	1,804	2,107	2,103	2,384	2,052	2,259	2,283
Total revenue	35,092	31,583	30,139	27,827	27,285	26,996	28,501	28,851
Provision for (recovery of) credit losses	1,319	1,181	889	1,024	(156)	(1)	16	(127)
Non-interest expenses	23,871	21,649	17,516	15,699	19,365	13,534	12,185	12,024
Efficiency ratio	68%	69%	58%	56%	71%	50%	43%	42%
Adjusted efficiency ratio	52%	55%	58%	56%	71%	50%	43%	42%
Tax provision	4,698	2,171	3,205	2,961	2,560	3,758	4,472	4,255
Net income	$5,204	$6,582	$8,529	$8,143	$5,516	$9,705	$11,828	$12,699
Adjusted net income	$10,549	$9,670	$8,529	$8,143	$5,516	$9,705	$11,828	$12,699
Income per share
Basic	$0.16	$0.20	$0.26	$0.28	$0.20	$0.36	$0.45	$0.48
Diluted	$0.16	$0.20	$0.26	$0.28	$0.20	$0.36	$0.45	$0.48
Adjusted income per common share basic and diluted	$0.33	$0.30	$0.26	$0.28	$0.20	$0.36	$0.45	$0.48
Return on average common equity	3.89%	4.94%	6.67%	7.02%	5.28%	9.63%	12.36%	13.41%
Adjusted return on average common equity	7.81%	7.24%	6.67%	7.02%	5.28%	9.63%	12.36%	13.41%
Return on average total assets	0.37%	0.50%	0.70%	0.66%	0.45%	0.85%	1.08%	1.16%

The financial results for each of the last eight quarters are summarized above. Key drivers of the quarter- over-quarter performance trends for the current reporting period were:

►	Credit asset growth attributable to continued growth in the RPP portfolio as well as growth from the MROL portfolio;
►	Higher NIM attributable primarily to lower cost of funds;
►	Higher provision for credit losses attributable primarily to changes in the forward-looking information used by the Bank in its credit risk models; and,
►

Higher non-interest expense attributable primarily to project costs associated with the Reorganization and operating cost associated with the growth of VersaBank USA operations that began on August 30, 2024.

VersaBank – Annual 2025 MD&A

Fourth Quarter Fiscal 2025 Review

Net Income

Net income for the quarter was $5.2 million, or $0.16 per common share (basic and diluted), compared with $6.6 million, or $0.20 per common share (basic and diluted), for the third quarter of fiscal 2025 and $5.5 million, or $0.20 per common share (basic and diluted), for the same period a year ago. The sequential decrease was due to higher non-interest expense, and higher increase in tax provision to reflect various one-time tax adjustments, offset partially by higher revenue. The year-over-year decrease was primarily due to higher non-interest expenses, which includes the one-time project costs primarily associated with the Reorganization, higher provision for credit loss, and higher income tax provision, offset partially by higher revenue. The one-time project costs, tax effected, were approximately $4.1 million. Normalizing for the one-time project costs and other one-time adjustments would reflect an adjusted net income of $10.5 million or EPS of $0.33, representing sequential increase of $879,000, or $0.03 per common share, and a year-over-year increase of $5.0 million, or $0.13 per common share.

Total Revenue

Total revenue for the quarter was $35.1 million, an increase of 11% from $31.6 million for the third quarter of fiscal 2025 and an increase of 29% from $27.3 million for the same period a year ago. The sequential and year-over-year increases were primarily due to higher net interest income and interest higher gross profit generated by DRTC.

Net Interest Income

Net interest income for the quarter was $32.6 million, an increase of 10% from $29.8 million for the third quarter of fiscal 2025 and an increase of 31% from $24.9 million for the same period a year ago. The sequential and year-over-year increases were primarily due to higher interest income attributable to credit asset growth, with the year-over-year increase also reflecting lower interest expense attributable primarily to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024, and which has now normalized in fiscal 2025.

Net Interest Margin

Net interest margin on credit assets for the quarter was 2.65% an increase from 2.55% for the third quarter of fiscal 2025 and 2.34% for the same period a year ago. The sequential and year-over-year increases were primarily due to lower cost of funds.

Net interest margin (or spread) for the quarter was 2.29% compared with 2.25% for the third quarter of fiscal 2025 and 2.12% for the same period a year ago. The sequential and year-over-year increases were primarily due to lower cost of funds attributable primarily to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout fiscal 2024, and which trended towards normalization in fiscal 2025, offset partially by lower yields primarily attributable to continued growth in the RPP portfolio, which is composed of lower risk-weighted, lower yielding assets, and higher than typical liquidity over the course of fiscal 2025 to support anticipated ongoing RPP growth in the US. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule 1 banks.

VersaBank – Annual 2025 MD&A

Provision for Credit Losses

VersaBank recorded a provision for credit losses and PCL ratio for the quarter of $1.3 million and 0.11%, respectively, compared with a provision for credit losses and PCL ratio of $1.2 million and 0.10% respectively for the third quarter of fiscal 2025 and a recovery of credit losses and PCL ratio of $156,000 and -0.01% respectively for the same period a year ago. The current sequential and year-over-year changes were a function primarily of changes in the forward-looking information used by the Bank in its credit risk models.

Non-Interest Expenses

Non-interest expenses for the quarter were $23.9 million compared with $21.6 million for the third quarter of fiscal 2025 and $19.4 million for the same period a year ago. The sequential increase was a function primarily of higher general costs to support the Bank’s higher business activity. The year-over-year increase was primarily due to the one-time project costs associated with the Reorganization and, higher operating cost associated with the growth of VersaBank USA operations that began on August 30, 2024, including costs being incurred ahead of anticipated asset growth and revenue generated by the launch of US RPP through VersaBank USA. Adjusting for this one-time project cost would result in a normalized non-interest expense of $19.5 million.

Income Taxes

Provision for income taxes for the quarter was $4.7 million compared with $2.2 million for the third quarter of fiscal 2025 and $2.6 million for the same period a year ago. The sequential and year-over-year increases were a function primarily of adjustments to changes in assumptions on non-deductible expenses and other permanent tax differences, as well as changes in earnings allocation between different tax jurisdictions.

Critical Accounting Policies and Estimates

Significant accounting policies are detailed in note 3 of the Bank’s 2025 Consolidated Financial Statements. There has been no change in accounting policies nor any significant new policies adopted during the current year.

In preparing these Consolidated Financial Statements, management has exercised judgment and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant increases in credit risk on financial assets since initial recognition and in the selection of relevant forward-looking information. Estimates are applied in the determination of the purchase price allocation associated with the acquisition of Stearns Bank Holdingford N.A., allowance for expected credit losses on financial assets, the fair value of stock options granted, the fair value of derivatives, the impairment test applied to intangible assets and goodwill, the measurement of deferred income taxes and the revaluation of fixed assets. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

VersaBank – Annual 2025 MD&A

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known. The policies discussed below are considered to be particularly significant as they require management to make estimates or judgements, some of which may relate to matters that are inherently uncertain.

Financial Instruments

Classification and Measurement

Under IFRS 9, all financial assets, with the exception of equity and derivatives, must be classified at initial recognition as a function of the financial asset’s contractual cash flow characteristics and the business model under which the financial asset is managed. These financial assets are initially measured at fair value, and are classified and subsequently measured at amortized cost, fair value through profit or loss or fair value through other comprehensive income. Financial assets are required to be reclassified when the business model under which they are managed has changed. Any reclassifications are applied prospectively from the reclassification date. All financial liabilities are measured at amortized cost unless elected otherwise.

Debt instruments

Financial assets that are debt instruments are categorized into one of the following measurement categories:

►	amortized cost;
►	fair value through other comprehensive income (“FVOCI”); and,
►	fair value through profit and loss (“FVTPL”).

The characterization of a debt instrument’s cashflows is determined through a solely payment of principal and interest (“SPPI”) test. The SPPI test is conducted to identify whether the contractual cash flows of a debt instrument are in fact solely payments of principal and interest and are consistent with a basic lending arrangement. In the context of the SPPI test, “Principal” is defined as the fair value of the debt instrument at origination or initial recognition, which may change over the life of the instrument as a function of a number of variables including principal repayments, prepayments, or amortization of a premium/discount. In the context of the SPPI test “Interest” is defined as the consideration for the time value of money and credit risk. The rationale for the SPPI test is to ensure that debt instruments that include structural features that are incongruent with a basic lending arrangement, such as conversion options, are classified as, and measured at FVTPL.

VersaBank – Annual 2025 MD&A

The Bank’s credit assets are categorized and measured as amortized cost. Debt instruments with contractual cash flows that meet the SPPI test and are managed on a hold to collect basis are measured at amortized cost. These financial instruments are recognized initially at fair value plus direct and incremental transaction costs, and are subsequently measured at amortized cost, using the effective interest rate method, net of an allowance for credit losses. The effective interest rate is the rate that discounts estimated future cashflows through the expected life of the instrument to the gross carrying amount of the instrument. Amortized cost is calculated as a function of the effective interest rate, taking into account any discount or premium on acquisition, transaction costs and fees. Amortization of these costs is included in interest income in the consolidated statement of income.

The Bank’s securities are measured at fair value and categorized as FVOCI.

Equity instruments

Equity instruments are measured at fair value and categorized as FVTPL unless an irrevocable designation is made at initial recognition to categorize as FVOCI. Gains or losses from changes in the fair value of equity financial instruments designated at FVOCI, including any related foreign exchange gains or losses, are recognized in other comprehensive income (“OCI”). Amounts recognized in OCI are not to be subsequently reclassed to profit or loss, with the exception of dividends. Dividends received are recorded in non-interest income in the consolidated statement of income. Cumulative gains or losses upon derecognition of the equity instrument will be transferred within equity from accumulated OCI to retained earnings.

The Bank has made an irrevocable election to designate its investment in Canada Stablecorp Inc. as FVOCI and it is recorded at fair value.

Allowance for Expected Credit Losses

The Bank must maintain an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. The Bank’s allowance for expected credit losses is estimated using the ECL methodology and is comprised of expected credit losses recognized on all financial assets that are debt instruments, classified either as amortized cost or as FVOCI, and on all credit asset commitments and financial guarantees that are not measured at FVTPL.

Expected credit losses represent unbiased and probability-weighted estimates that are modeled as a function of a range of possible outcomes as well as the time value of money, and reasonable and supportable information about past events, current conditions and forecasts of future economic conditions, or more specifically forward-looking information (“FLI”) (see Forward-looking information below).

The Bank’s ECL or impairment model estimates 12 months of expected credit losses for performing credit assets that have not experienced a significant increase in credit risk, (“SICR”) since initial recognition. Additionally, the ECL model estimates lifetime expected credit losses on performing credit assets that have experienced a SICR since initial recognition. Further, individual allowances are estimated for credit assets that are determined to be credit impaired.

VersaBank – Annual 2025 MD&A

Credit assets or other financial instruments that have not experienced a SICR since initial recognition are designated as stage 1, while credit assets or other financial instruments that have experienced a SICR since initial recognition are designated as stage 2, and credit assets or other financial instruments that are determined to be credit impaired are designated as stage 3. Subsequent to the initial stage designation, the Bank’s credit assets or other financial instruments may transfer between stages due to these credit assets or financial instruments experiencing a significant change in credit risk.

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for credit assets since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition. The determination of a SICR is a function of the credit asset’s internal risk rating assignment, internal watchlist status, credit asset review status and delinquency status which are updated as necessary in response to changes including, but not limited, to changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap. Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition.

With regards to delinquency and monitoring, there is a rebuttable presumption that the credit risk of a credit asset or other financial instrument has increased since initial recognition when contractual payments are more than 30 days delinquent. The Bank chose to use 60 days delinquency as an appropriate indicator of increased credit risk as it serves as a stable early warning indicator that the cashflows associated with the credit asset or other financial instrument under consideration may be uncertain and may not be realized by the Bank under the contractual repayment terms.

Expected credit loss model – Estimation of expected credit losses

Expected credit losses are an estimate of a credit asset’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive. The ECL calculation is a function of the credit risk parameters; probability of default, loss given default, and exposure at default associated with each credit asset, sensitized to future market and macroeconomic conditions through the incorporation of FLI derived from multiple economic forecast scenarios, including baseline, upside, and downside scenarios.

VersaBank – Annual 2025 MD&A

For clarity:

►	The probability of default (“PD”) for a credit asset or a financial instrument is an estimate of the likelihood of default of that instrument over a given time horizon;
►

The loss given default (“LGD”) for a credit asset or financial instrument is an estimate of the loss arising in the case where a default of that instrument occurs at a given time or over a given period; and,

►	The exposure at default (“EAD”) for a credit asset or financial instrument is an estimate of the Bank’s exposure derived from that instrument at a future default date.

The Bank’s ECL model develops contractual cashflow profiles for credit assets as a function of a number of underlying assumptions and a broad range of input variables. The expected cashflow schedules are subsequently derived from the contractual cashflow schedules, adjusted for incremental default amounts, forgone interest, and recovery amounts. The finalized contractual and expected cashflow schedules are subsequently discounted at the effective interest rate to determine the expected cash shortfall or expected credit losses for each individual credit asset or financial instrument.

Individual allowances are estimated for credit assets or other financial instruments that are determined to be credit impaired and that have been designated as stage 3. A credit asset or other financial instrument is classified as credit impaired when the Bank becomes aware that, before taking into consideration collateral or credit enhancements, all of, or a portion of the contractual cashflows associated with the credit asset or other financial instrument may be impacted and as a result may not be realized by the Bank under the repayment schedule set out in the contractual terms associated with the credit asset or other financial instrument. Credit assets or other financial instruments for which interest or principal is contractually past due 90 days are automatically recognized as stage 3, however in estimating expected credit losses for stage 3 credit assets or other financial instruments, management takes into consideration whether the credit asset or other financial instrument is fully secured or is in the process of collection and whether collection efforts are reasonably expected to result in repayment of the credit asset or other financial instrument. The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing credit assets which is reflected in the Bank’s stage 1 grouping. The Bank recognizes lifetime expected losses on credit assets that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s stage 2 grouping. Impaired credit assets require recognition of lifetime losses and are reflected in the Bank’s stage 3 grouping.

Forward-Looking Information

IFRS 9 requires consideration of past events, current market conditions and reasonable, supportable information about future economic conditions that is available without undue cost and effort in the estimation of the expected credit losses for credit assets or other financial instruments. More specifically, under IFRS 9 expected credit losses represent an unbiased, probability-weighted estimate of the present value of cash shortfalls (i.e., the weighted average of credit losses, with the respective risks of a default occurring in a given time period used as the weights). Additionally, IFRS 9 stipulates that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. The estimation and application of forward-looking information is an attempt to capture the impact of future economic conditions and requires judgement.

VersaBank – Annual 2025 MD&A

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop PD and LGD term structure forecasts for its credit assets. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider, for the purpose of computing forward-looking risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing forward-looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios comprised of baseline, upside, and downside scenarios in order to mitigate volatility in the estimation of expected credit losses as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios. The weighted average of the individual, sensitized PD and LGD values that comprise each individual term structure forecast is subsequently computed to define unbiased PD and LGD term structure forecasts, which in turn are applied as inputs to the Bank’s internal ECL model in the estimation of expected credit losses for the Bank’s credit assets. Macroeconomic indicator data derived from the baseline, upside and downside scenarios referenced above is also utilized in the development of credit risk parameter proxy datasets and applied to the Bank’s consumer credit asset and small and medium enterprise (“SME”) credit asset portfolios.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the price of oil, and the S&P/TSX Index. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Modified Financial Instruments

If the terms of a financial instrument are modified or an existing financial instrument is replaced with a new one, an assessment is made to determine if the financial instrument should be derecognized.

VersaBank – Annual 2025 MD&A

Where the modification does not result in derecognition, the date of origination continues to be used to determine SICR. Where modification results in derecognition, the modified financial instrument is considered to be a new instrument.

Fair value of financial instruments

Estimates of fair value are developed using a variety of valuation methods and assumptions. The Bank follows a fair value hierarchy to categorize the inputs used to measure fair value for its financial instruments. The fair value hierarchy is based on quoted prices in active markets (Level 1), models using inputs other than quoted prices but with observable market data (Level 2), or models using inputs that are not based on observable market data (Level 3).

Valuation models may require the use of inputs, transaction values derived from models and input assumptions sourced from pricing services. Valuation inputs are either observable or unobservable. The Bank makes use of external, readily observable market inputs when available and may include certain prices and rates for shorter-dated Canadian yield curves and banker’s acceptances. Unobservable inputs may include credit spreads, probability of default and recovery rates.

Business Combinations

The Bank applied IFRS 3 Business Combinations in its accounting for the acquisition of Stearns Bank Holdingford N.A. as described in Acquisition of Stearns Bank Holdingford N.A. above and note 26 – Acquisitions in the Bank’s 2025 Consolidated Financial Statements, using the acquisition method. The cost of an acquisition is measured at the fair value of the consideration, including contingent consideration if applicable, at the acquisition date. Contingent consideration is a financial instrument and, as such, is remeasured each period thereafter with the adjustment recorded to acquisition-related fair value changes in the consolidated statements of income and comprehensive income. Acquisition-related costs are recognized as an expense in the income statement in the period in which they are incurred. The acquired identifiable assets, liabilities and contingent liabilities are measured at fair value at the date of acquisition. Goodwill is measured as the excess of the aggregate of the consideration transferred, including, if applicable, any amount of any non-controlling interest in the acquiree, over the net of the recognized amounts of the identifiable assets acquired and the liabilities assumed.

Goodwill and intangible assets

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the value allocated to the tangible and intangible assets, less liabilities assumed, based on their fair values. Goodwill is not amortized but rather tested for impairment annually or more frequently if events or a change in circumstances indicate that the asset might be impaired. Impairment is determined for goodwill by assessing if the carrying value of cash generating units (“CGUs”) which comprise the CGU segment, including goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of the CGUs are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGUs. Any goodwill impairment is recorded in profit or loss in the reporting year in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. Intangible assets acquired in a business acquisition are recorded at their fair value. In subsequent reporting periods, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recorded on a straight-line basis over the expected useful life of the intangible asset. At each reporting date, the carrying value of intangible assets are reviewed for indicators of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash flows from continuing use that are largely independent of the cash inflows of other assets or groups of assets or CGU’s. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount the carrying amount is reduced to its recoverable amount and the impairment loss is recognized in profit or loss. The recoverable amount of an asset or CGU is the higher of fair value less costs to sell and value in use. In assessing fair value less cost to sell the estimated future cash flows are discounted at a rate that reflects current market assessments of the time value of money and the risks specific to the assets. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. When an impairment loss is subsequently reversed, the carrying amount of the asset is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been recorded had no impairment losses been recognized for the asset in prior years.

VersaBank – Annual 2025 MD&A

The Bank develops proprietary cybersecurity, banking and financial technology. Any research or early-stage scoping activities are expensed as incurred in the period. The Bank recognizes internally generated intangible assets on the development of proprietary technology when it has determined that there is technical feasibility and resources available to complete a product, demonstrated an existence of an established market for the product as well as support to generate future revenues or derive future economic benefits from the product. As these intangible assets are not yet available for use, the Bank tested these assets for impairment annually by comparing the carrying amount with the recoverable amount. Recoverable amount is determined by fair value less cost to sell method.

Corporate Income Taxes

Current income taxes are calculated based on taxable income at the reporting period end. Taxable income differs from accounting income because of differences in the inclusion and deductibility of certain components of income which are established by taxation authorities. Current income taxes are measured at the amount expected to be recovered or paid using statutory tax rates at the reporting period end.

The Bank follows the asset and liability method of accounting for deferred income taxes. Deferred income tax assets and liabilities arise from temporary differences between financial statement carrying values and the respective tax base of those assets and liabilities. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years when temporary differences are expected to be recovered or settled.

Deferred income tax assets are recognized in the Bank’s consolidated financial statements to the extent that it is probable that the Bank will have sufficient taxable income to enable the benefit of the deferred income tax asset to be realized. Unrecognized deferred income tax assets are reassessed for recoverability at each reporting period.

VersaBank – Annual 2025 MD&A

Current and deferred income taxes are recorded in income for the period, except to the extent that the tax arose from a transaction that is recorded either in Other Comprehensive Income or Equity, in which case the income tax on the transaction will also be recorded either in Other Comprehensive Income or Equity. Accordingly, current and deferred income taxes are presented in the Consolidated Financial Statements as a component of income, or as a component of Other Comprehensive Income.

Derivative instruments

Derivatives are measured at FVTPL except to the extent that they are designated in a hedging relationship.

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income and Comprehensive Income.

Hedge accounting

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income and Comprehensive Income.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking hedging instruments to specific assets or liabilities on the Consolidated Balance Sheet or net investment in foreign subsidiaries. The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

VersaBank – Annual 2025 MD&A

At the inception of a hedge relationship, the Bank formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Bank will assess whether the hedging relationship meets the hedge effectiveness requirements (including an analysis of sources of hedge ineffectiveness and how the hedge effectiveness is assessed). In order to qualify for hedge accounting, a hedging relationship must be expected to be highly effective on a prospective basis and it needs to be demonstrated that it was also highly effective in the previous designated period (i.e., three month). A hedge is considered to be highly effective if the changes in fair value or cash flows attributable to the hedged risk are expected to be offset by the hedging instrument in a range of between 80% to 125%.

Interest rate swap agreements are entered into for asset liability management purposes. The Bank has a fair value hedge outstanding. In a fair value hedge, the change in the fair value of the hedging instrument is recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value of the hedged item attributable to hedge risk is recorded as part of the carrying value of the hedged item (basis adjustment) and is also recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value hedging relationships are interest rate swap agreements entered into for hedging purposes. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate of the item over its remaining term. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the Consolidated Statements of Income and Comprehensive Income.

In fair value hedges, ineffectiveness arises to the extent that the change in fair value of the hedging items differs from the change in fair value of the hedge risk in the hedged item. Any hedge ineffectiveness is measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

The Bank also has net investment hedges outstanding. The bank applies hedge accounting under IAS 39 for foreign currency risk on its net investments in VersaBank USA operations. To manage this risk, the Bank has designated a specific foreign exchange forward contract as a hedge of the net investment in its foreign subsidiary. This hedging strategy is aimed at minimizing foreign exchange risk related to fluctuations between VersaBank’s functional currency, CAD, and the foreign currency of its net investment, USD. Change in fair value of the hedging instrument is recognized in other comprehensive income (OCI) to the extent that the hedge is effective. These gains and losses are accumulated in OCI until the net investment is disposed of, at which point they are reclassified to profit or loss as part of the gain or loss on disposal.

VersaBank – Annual 2025 MD&A

Any ineffective portion of the hedge is recognized immediately in profit or loss. Hedge effectiveness is assessed by comparing changes in the fair value or cash flows of the hedging instrument and the net investment. The Bank ensures compliance with IAS 39 hedge accounting criteria, confirming that all hedging relationships are documented at inception and that hedge effectiveness is regularly monitored and reviewed.

Forming part of the net investment hedges is a hedge, which has been designated in addition to the foreign exchange forward contract designated to completely hedge the investment in VersaBank USA. This hedge is achieved by allocating a portion of the subordinated debt raised by the Bank in April, 2021. The allocated portion of the subordinated debt (liability) and the investment (asset) move in equal and opposite directions, with the liability serving as an hedge against rate fluctuations that could impact the valuation of the investment asset.

Future accounting standard pronouncements

The following accounting standards amendments issued by the IASB will be effective and adopted for the Bank’s fiscal year beginning on November 1, 2024 (the Bank’s fiscal 2025 year end):

Amendments to IAS 1: Classification of Liabilities as Current or Non-current - In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

►	What is meant by a right to defer settlement;
►	That a right to defer must exist at the end of the reporting period;
►	That classification is unaffected by the likelihood that an entity will exercise its deferral right; and,
►	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a credit asset agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months. The amendments must be applied retrospectively.

The amendments noted above did not have a material impact on the Bank’s financial results.

The following accounting standards amendments issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2026 (the Bank’s fiscal 2027 year end):

In May 2024, the International Accounting Standards Board (IASB) introduced amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. These amendments provide clarification on the classification of financial assets that include environmental, social, and governance (ESG)-linked features and establish additional disclosure requirements. We are in the process of evaluating their potential impact on our Consolidated Financial Statements.

VersaBank – Annual 2025 MD&A

The Bank is in the process of evaluating their potential impact on its Consolidated Financial Statements.

The following accounting standards issued by the IASB will be effective for the Bank’s fiscal year beginning on November 1, 2027 (the Bank’s fiscal 2028 year end):

IFRS 18, Presentation and Disclosure in Financial Statements - IFRS 18 will replace IAS 1, which sets out presentation and base disclosure requirements for financial statements. The changes, which mostly affect the income statement, include the requirement to classify income and expenses into three new categories – operating, investing and financing – and present subtotals for operating profit or loss and profit or loss before financing and income taxes. Further, operating expenses are presented directly on the face of the income statement – classified either by nature (e.g. employee compensation), by function (e.g. cost of sales) or using a mixed presentation. Expenses presented by function require more detailed disclosures about their nature. IFRS 18 also provides enhanced guidance for aggregation and disaggregation of information in the financial statements, introduces new disclosure requirements for management-defined performance measures and eliminates classification options for interest and dividends in the statement of cash flows. Management will undertake a comprehensive review of the potential impact to the Bank’s disclosure presentation under IAS 18 and will update the readers as management establishes the new presentation and additional disclosures to conform with IAS 18.

Enterprise Risk Management

The Board of Directors and Executive Management maintain a comprehensive Enterprise Risk Management (ERM) Framework supported by a clearly defined Risk Appetite Statement. This framework establishes the risk principles, boundaries, and expectations that guide decision-making across the Bank. It sets out the key risk types the Bank manages, the level of risk the Board is willing to accept in pursuit of its strategic objectives, and the areas of focus that ensure risk are identified, assessed, monitored, and reported in a consistent and disciplined manner.

GUIDING PRINCIPLES OF THE BANK’S ENTERPRISE RISK MANAGEMENT PROGRAM

Risk management is everyone’s responsibility, from the Board of Directors to individual employees. Employees are expected to understand the risks that fall within their areas of responsibility and to manage these risks within approved risk tolerances.

Risk management is a comprehensive, structured, continuous and dynamic process in which risks are identified, evaluated and consciously accepted or mitigated within approved risk tolerances.

Risk management is based on open communication of the best available information, both quantitative and qualitative, from a range of sources, including historical data, experience, stakeholder feedback, observation, forecasts and expert judgment.

Enterprise Risk Management is integrated with Bank processes such as strategic planning, operational management, and investment decisions to ensure consistent consideration of risks in all decision-making.

VersaBank – Annual 2025 MD&A

RISK APPETITE FRAMEWORK (“RAF”)

As a financial services company, the Bank is in the business of taking intelligent risks. We act in accordance with our strategic purpose of operating in niche markets while leveraging technology to reduce risk. We will actively engage only in risks that are well-understood, effectively managed, and demonstrably aligned with our strategic goals.

The Risk Appetite Statement, as reflected in the risk limits and tolerances, set the self-imposed boundaries for risk-taking at the Bank. This enables careful consideration of our material risk exposures over normal and stressed conditions.

Our Qualitative Risk Appetite Statements set out the nature of risks the Bank is willing to accept under certain conditions, and the types of risk we will not accept in pursuit of our strategic objectives. These statements tend to be ‘value based’.

Our Quantitative Risk Appetite Statements set the parameters for tolerances for risk. They are supported by risk limits determined by the Board which set out the amount of risk the Bank is willing to accept under certain circumstances.

Careful consideration is given to all risks, however, the Bank has identified the following 7 significant risk categories from which it will measure and establish tolerances in the pursuit of the Bank’s strategic objectives:

►	Liquidity Risk;
►	Operational Risk;
►	Market Risk;
►	Credit Risk;
►	Regulatory Compliance Risk;
►	Strategic Risk; and,
►	Reputational Risk.

Liquidity Risk

Liquidity risk refers to the possibility that the Bank may be unable to meet cash demands required to fulfill its obligations as they fall due. Responsibility for managing liquidity risk rests primarily with the Treasurer, the Vice President of Deposit Services, and the Chief Financial Officer.

Treasury policies are established and overseen by the Treasury Department in alignment with the Bank’s business objectives, liquidity risk appetite, and applicable regulatory requirements, as determined by senior and executive management and approved by the Board of Directors.

VersaBank – Annual 2025 MD&A

Liquidity Risk Management Program

To address its liquidity needs, the Bank maintains a comprehensive risk management program comprising the following policies and procedures:

►	Maintaining sufficient liquid assets to ensure positive cumulative cash flow out to the 90-day time period under stress assumptions;
►	Holding high quality liquid securities equal to at least 5% of total assets
►	Monitoring cash flow daily;
►	Assessing cash flow requirements weekly using a liquidity forecasting template under stressed conditions;
►

Conducting monthly liquidity tests under five disruption scenarios: i. Industry-specific disruption ii. Company-specific liquidity disruption iii. Systemic disruption; iv. Combined disruption scenario and v. Reverse stress test scenario.

►	Managing liquidity in accordance with guidelines established by the Office of the Superintendent of Financial Institutions (OSFI).

Operational Risk

Operational risk refers to potential losses arising from human error, inadequate or failed processes and systems, or external events. It encompasses legal risk but excludes strategic and reputational risk.

The Bank acknowledges that operational risk is inherent in all activities and that its effective management is critical to long term success. To this end, the Bank has established an Operational Risk Management (ORM) program within the broader Enterprise Risk Management Framework and is designed to identify, assess, mitigate, report, and monitor operational risks.

Operational Risk Management

Operational risk is considered in six pillars:

1.

Employment Practices and Workplace Safety Risks from inappropriate hiring, unfair compensation, employee mistreatment, or unsafe working conditions, potentially leading to litigation, resignation, or health impacts.

2.	Information Technology and Cybersecurity Risks of system failures, outdated technology, or cyber threats that could disrupt secure and continuous operations.

3.	Fraud and Errors

o	Internal Fraud: Employee misconduct or policy violations for personal gain.

o	External Fraud: Actions by third parties to misappropriate assets or information.

o	Errors: Failures in processes, documentation, or controls.

VersaBank – Annual 2025 MD&A

4.	Outsourcing Risks arising from inadequate oversight of third‑party service providers, including disruptions or insufficient controls.

5.	Business Continuity Risks from disruptive events such as natural disasters, fire, terrorism, or civil unrest. The Bank maintains continuity and recovery plans to safeguard operations.

6.	Client, Product, and Business Practices Risks from inappropriate business practices, product introduction, or misuse of customer information, including unauthorized transactions or money laundering.

Operational Risk Management (ORM)

Operational risk may result in financial loss, reputational damage, or diminished competitiveness. The Bank manages these exposures through:

►	Comprehensive policies that establish clear accountability and control standards;
►	Recruitment of experienced banking professionals;
►	Deployment of automated systems with embedded controls;
►	Ongoing compliance and control monitoring; and,
►	Continuous review and enhancement of systems and procedures.

Market Risk

Market risk refers to potential adverse impacts on the Bank’s balance sheet or income statement arising from changes in interest rates, foreign exchange rates, or market prices. Oversight of market risk policies rests with the Risk Oversight Committee, which recommends policies to the Board of Directors and reviews them on an ongoing basis. Day-to-day management is led by the Treasurer and Chief Financial Officer, under policies developed and administered by the Treasury Department in alignment with business objectives, risk appetite, and regulatory requirements.

Foreign Exchange Risk

Foreign exchange risk arises when transactions in currencies other than the Bank’s base currency are subject to fluctuations in relative value. The Bank manages material exposures through:

►	Natural currency and accounting hedges; and,
►	Foreign exchange contracts with high quality counterparties.

Exposure related to US subsidiaries, lending, and treasury portfolios has been mitigated through USD denominated subordinated notes issued in April 2021, designated as hedges, and supplemented by foreign exchange forward contracts.

Treasury policies are developed, maintained, and administered by the Bank’s Treasury Department as a function of the Bank’s business objectives, market risk appetite, and regulatory requirements as determined by senior and executive management, and the Board of Directors.

VersaBank – Annual 2025 MD&A

Interest Rate Risk

Interest rate risk arises when movements in interest rates affect net interest income, spreads, or the economic value of assets, liabilities, and equity. The Bank manages this risk through:

►	Income simulation analysis;
►	Sensitivity gap and duration analysis; and,
►	Regular reporting to the Board and monthly review by the Asset Liability Committee.

Policy limits require:

►	In any 12 month period, a 100-basis point shift across the yield curve must not reduce regulatory capital by more than 4% of earnings;
►	In any 60 month period, such a shift must not reduce regulatory capital by more than 6% of equity; and,
►	The duration difference between assets and liabilities must not exceed four months.

Market Risk Management

The Bank’s risk appetite statement defines market risk tolerances to which the Bank will adhere in the execution of its business objectives. Market risk tolerances are administered as follows:

1.	Interest Rate Volatility:

Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position as a result of an increase/decrease in both short-term and long-term interest rates.

2.	Equity Risk:

Tolerances are defined and used to assist in measuring the Bank’s ability and effort to manage changes to the Bank’s capital position because of changes in the value of the Bank’s treasury portfolio investments.

The Bank’s principal market risk arises from interest rate risk and foreign exchange risk as the Bank does not consistently undertake any trading activities. In addition, the Bank is subject to market price volatility with respect to securities due to the resulting impact on regulatory capital.

The Risk Oversight Committee of the Bank is charged with recommending policies that govern market risk to the Board of Directors for approval and with reviewing the policies on an ongoing basis. Additionally, the Bank manages interest rate risk by employing a number of methods including income simulation analysis and interest rate sensitivity gap and duration analysis. Management prepares regular reports to the Board to allow for ongoing monitoring of the Bank’s interest rate risk position. Further, the Bank’s Asset Liability Committee reviews the results of these analyses on a monthly basis and monitors compliance with limits set out in corporate policy.

VersaBank – Annual 2025 MD&A

Interest Rate Position

(thousands of Canadian dollars)
	October 31, 2025		October 31, 2024
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$2,582	$(2,824)	$5,223	$(5,430)

Duration difference between assets and liabilities (months)	(0.9)		(1.6)

At October 31, 2025, the duration difference between the Bank’s assets and liabilities was negative 0.9 months compared to negative 1.6 months at October 31, 2024, indicating that the Bank’s assets would reprice faster than liabilities in the event of a future change in interest rates.

Credit Risk

Credit risk is the potential loss arising from a borrower, guarantor, or counterparty’s inability or unwillingness to meet contractual obligations. While the Bank accepts certain credit risks to generate revenue, its Enterprise Risk Management Framework is designed to balance risk and reward in support of long-term shareholder value.

Oversight of credit risk resides with the Chief Credit Officer, who administers Board approved credit policies. These policies define the roles of the Credit Department and lending business units, establish risk tolerances consistent with the Bank’s risk appetite, and ensure compliance with regulatory requirements. Each business unit supplements these policies with detailed procedures governing processes, systems, and methods, all within the Bank’s established credit framework.

Credit Risk Management

The Bank’s risk appetite statement sets credit risk tolerances for the institution as a whole and for each business line that assumes credit risk:

1.	Multi-Family Residential Loans and Other

2.	Receivable Purchase Program

3.	Treasury

Credit risk is managed through policies recommended by management to the Risk Oversight Committee and approved by the Board of Directors. These policies include:

►	Approval procedures and limits on credit asset amounts;
►	Portfolio, geographic, and industry concentration limits;
►	Risk rating frameworks for all credit assets and securities; and,
►	Early identification of problem accounts with defined action plans.

VersaBank – Annual 2025 MD&A

The Risk Oversight Committee, composed entirely of independent directors, provides governance by:

►	Recommending and reviewing credit risk policies to ensure prudence and alignment with market conditions and corporate strategy;
►	Reviewing and concurring with credits exceeding management’s delegated authority prior to commitment; and,
►	Regularly monitoring watchlist accounts, impaired assets, and arrears.

Counterparty Credit Risk and Credit Valuation Adjustment Risk

Credit risk on derivative financial instruments, also known as Counterparty Credit Risk (“CCR”), is the risk of a financial loss from the failure of a counterparty to meet its obligations to the Bank. The Bank’s CCR exposure arises from the Bank’s execution of derivative hedge transactions and repo-style funding transactions with other financial institutions. The Bank monitors these exposures regularly, with the oversight of the Asset Liability Committee.

Credit Valuation Adjustment (“CVA”) risk is defined as the risk of losses arising from changes in counterparty credit spreads and other market risk factors that impact prices of derivative transactions and Secured Funding Transactions (“SFT”). The capital requirements for CVA risk must be calculated for derivatives and, if applicable, SFT. The Bank has adopted a reduced version of the basic approach (BA-CVA) methodology for calculating CVA capital following the implementation of revised OSFI Capital Adequacy Requirements. The Bank monitors these exposures regularly with the oversight of the Asset Liability Committee.

Through disciplined governance, robust policies, and adherence to its risk appetite statement, the Bank seeks to maintain asset quality, safeguard capital, and support sustainable growth.

Regulatory Compliance Risk

Compliance risk is the risk of legal or regulatory sanctions, material financial loss, or loss to reputation a bank may suffer as a result of its failure to comply with laws, regulations, rules, related self regulatory standards, and codes of conduct applicable to its activities.

We recognize that regulatory risk must be viewed through the lens of our unique product set. Because our product offerings differ from traditional banking products, our regulatory compliance framework is appropriately tailored to capture the specific regulatory, operational, and reputational exposures they create. This lens ensures that compliance is not treated as a generic obligation, but as a strategic safeguard aligned with our innovation and value proposition.

The Bank has a Regulatory Compliance Management Program that includes three lines of defence model and establishes the controls and processes through which the Bank manages regulatory compliance risk. The Chief Compliance Officer is responsible for regulatory compliance oversight.

VersaBank – Annual 2025 MD&A

Regulatory Risk Management

The Bank’s risk appetite statement defines regulatory risk tolerances to which the Bank will adhere in the execution of its business objectives. Regulatory risk tolerances are administered as follows:

1.	Regulatory Compliance

Bank conformance with laws, rules, and regulations and prescribed practices in all jurisdictions in which it operates.

2.	Regulatory Capital

Capital is a key regulatory requirement. The quality of capital and the leverage of the Bank’s capital is a key indicator of financial health by regulators.

Strategic Risk

The Bank’s risk appetite statement establishes strategic risk tolerances for the institution and each business unit, with tolerances defined in relation to financial performance metrics. These metrics guide the execution of business objectives while ensuring alignment with the Bank’s overall risk profile.

Strategic risk is managed through a Board approved annual planning process that encompasses:

►	Comprehensive Business Planning – development of a business plan, operating budget, and capital plan covering 12 to 36-month horizons.
►	Economic Forecasting – rigorous forecasts to anticipate macroeconomic conditions and their impact on strategy.
►	Risk and Operational Assessments – evaluation of new business initiatives to identify potential impacts and required mitigations.
►

Internal Capital Adequacy Assessment Process (“ICAAP”) – annual assessment to confirm that budgeted capital levels provide sufficient buffers against identified risks under both expected and stressed scenarios.

Through disciplined planning, robust forecasting, and capital adequacy assessments, the Bank seeks to mitigate strategic risk, safeguard financial performance, and maintain resilience in a dynamic business environment.

Reputational Risk

Reputational risk arises when activities undertaken by the Bank or its representatives diminish public confidence or impair the Bank’s standing, potentially resulting in business loss, legal exposure, or heightened regulatory scrutiny. Importantly, reputational risk is a consequence of other risk events rather than a standalone category.

VersaBank – Annual 2025 MD&A

Reputational Risk Management

The Bank manages reputational risk through its Enterprise Risk Management framework.

Effective management of our core risks, combined with adherence to the Bank’s Risk Appetite Statement, supports the preservation of reputation and stakeholder trust.

The Bank’s Risk Appetite Statement establishes clear tolerances for reputational risk in the pursuit of business objectives. Reputation is a critical asset that underpins shareholder value and is inherently exposed to all forms of risk. Accordingly, reputational risk cannot be managed in isolation; credit, market, operational, regulatory, strategic, and liquidity risks must all be effectively controlled to safeguard the Bank’s brand, earnings, and capital.

Oversight of reputational risk rests with senior and executive management, the Board of Directors, and its committees, which integrate reputational considerations into their ongoing responsibilities. Every employee and representative also plays a role in protecting the Bank’s reputation by adhering to ethical practices and maintaining compliance with the Bank’s Code of Conduct.

FACTORS THAT MAY AFFECT FUTURE RESULTS

As noted in the section “Forward-looking Statements”, the Bank is subject to inherent risks and uncertainties which may cause its actual results to differ materially from its expectations. Some of these risks are discussed below.

Execution of Strategic Plans

The Bank’s financial performance is influenced by its ability to execute strategic plans developed by management and approved by the Bank’s Board of Directors. If these strategic plans do not meet with success or there is a change in the Bank’s strategic plans, the Bank’s earnings could grow at a slower pace or potentially decline.

Changes in Laws and Regulations

Laws and regulations are in place to protect clients, investors and the public. Changes in laws and regulations, including how they are interpreted and enforced, could adversely affect the Bank’s earnings by allowing more competition in the marketplace and by increasing the costs of compliance. In addition, any failure to comply with laws and regulations could adversely affect the Bank’s reputation and earnings.

Changes in Accounting Standards and Accounting Policies and Estimates

The International Accounting Standards Board continues to change the financial accounting and reporting standards that govern the preparation of the Bank’s consolidated financial statements. These changes can be significant and may materially impact how the Bank records its financial position and its results of operations. Where the Bank is required to retroactively apply a new or revised standard, it may be required to restate prior period financial results.

VersaBank – Annual 2025 MD&A

Level of Competition

The level of competition among financial institutions is high and non-financial companies and government entities are increasingly offering services typically provided by banks. This could have an effect on the pricing of the Bank’s deposits and its lending products and together with loss of market share, could adversely affect the Bank’s earnings.

General Economic Conditions

The Bank conducts its business in various regions within Canada and the US. Factors such as financial market stability, interest rates, foreign exchange rates, changing global commodity prices, business investment, government spending and stimulation initiatives, consumer spending, geo-political risk, changes in trade laws and tariffs and the rate of inflation can affect the business and economic environments in each geographic region in which the Bank operates. Therefore, the amount of business that the Bank conducts in a specific geographic region may have an effect on the Bank’s overall revenues and earnings.

Monetary Policy

Financial markets’ expectations about inflation and central bank monetary policy have an impact on the level of interest rates. Fluctuations in interest rates that result from these changes could have an impact on the regions in which the Bank operates, and further, could have an impact on the Bank’s earnings.

Reliance on Deposit Brokers

The Bank raises its deposits primarily through a network of deposit brokers across Canada, including independents as well as the investment dealer subsidiaries of the large Canadian banks. The failure by the Bank to secure sufficient deposits from its broker network could negatively impact its financial condition and operating results. The Bank mitigates this risk by establishing and maintaining good working and mutually beneficial relationships with a diverse group of deposit brokers so as not to become overly reliant on any single deposit broker.

Technology Risk

Technology risk is related to the operational performance, confidentiality, integrity and availability of information systems and infrastructure. The Bank is highly dependent upon information technology and supporting infrastructure such as data and network access. Disruptions in information technology and infrastructure, whether attributed to internal or external factors, and including potential disruptions in services provided by various third parties, could adversely affect the ability of the Bank to conduct regular business and/or to deliver products and services to its clients.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

VersaBank – Annual 2025 MD&A

As at October 31, 2025, an evaluation was carried out by management of the effectiveness of the Bank’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will file a certificate indicating that the design and operating effectiveness of those disclosure controls and procedures were effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Bank.

At October 31, 2025, an evaluation was carried out by management related to the effectiveness of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and financial statement compliance with International Financial Reporting Standards. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer will file a certificate indicating that the design and operating effectiveness of internal controls over financial reporting is effective. These evaluations were conducted in accordance with the standards of the 2013 Internal Control – Integrated Framework of the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and the requirements of National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators.

A Disclosure Committee, consisting of members of senior management, assists the Chief Executive Officer and the Chief Financial Officer in their responsibilities related to evaluating the effectiveness of the Bank’s internal control systems and processes. Management’s evaluation of controls can only provide reasonable, not absolute, assurance that all internal control issues that may result in material misstatement, if any, have been detected.

There were no changes in the Bank’s internal controls over financial reporting that occurred during the year ended October 31, 2025 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

VersaBank – Annual 2025 MD&A

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under financial reporting framework used to prepare the consolidated financial statements of the Bank’s to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2025	2024	2023
Return on average common equity
Net income	28,458	39,748	42,162
Preferred share dividends	-	(988)	(988)
Adjusted net income	28,458	38,760	41,174
Average common equity	465,938	381,357	350,270
Return on average common equity	6.11%	10.16%	11.75%

Adjusted Return on Average Common Equity is defined as annualized net income less amounts relating to the Reorganizationand related tax effect and amounts relating to preferred share dividends, divided by adjusted average common shareholders’ equity, which is average shareholders’ equity less amounts relating to the Reorganizationand related tax effect and amounts relating to preferred shares recorded in equity.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2025	2024	2023
Adjusted return on average common equity
Net income	28,458	39,748	42,162
Adjustment to non-interest expenses	9,908	-	-
Adjustment to income tax provision	(1,475)	-	-
Preferred share dividends	-	(988)	(988)
Adjusted net income less preferred share dividends	36,891	38,760	41,174
Adjusted average common equity	470,155	381,357	350,270
Adjusted return on average common equity	7.85%	10.16%	11.75%

VersaBank – Annual 2025 MD&A

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	October 31	October 31	October 31
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2025	2024	2023
Book value per common share
Common equity	532,673	399,203	363,512
Shares outstanding	31,945,535	26,002,577	25,964,424
Book value per common share	16.67	15.35	14.00

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2025	2024	2023
Return on average total assets
Net income	28,458	39,748	42,162
Preferred share dividends	-	(988)	(988)
Adjusted net income	28,458	38,760	41,174
Average Assets	5,323,480	4,520,047	3,733,804
Return on average total assets	0.53%	0.86%	1.10%

Adjusted Net Income is defined as net income less amounts relating primarily to the Reorganization and related tax effect.  This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2025	2024	2023
Adjusted net income
Net income	28,458	39,748	42,162
Adjustment to non-interest expenses	9,908	-	-
Adjustment to income tax provision	(1,475)	-	-
Adjusted net income	36,891	39,748	42,162

Adjusted EPS is defined as annualized net income less amounts relating primarily to the Reorganization and related tax effect and amounts relating to preferred share dividends, divided by weighted average numbers of common shares. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	October 31	October 31	October 31
(thousands of Canadian dollars, except shares outstanding and per share amounts)	2025	2024	2023
Adjusted income per common share
Net income	28,458	39,748	42,162
Adjustment to non-interest expenses	9,908	-	-
Adjustment to income tax provision	(1,475)	-	-
Preferred share dividends	-	(988)	(988)
Adjusted net income	36,891	38,760	41,174
Weighted average number of common shares outstanding	31,506,701	25,965,724	26,273,739
Adjusted income per common share	$1.17	$1.49	$1.57

VersaBank – Annual 2025 MD&A

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread is calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Credit Assets is calculated as net interest income adjusted for the impact of cash, securities and other assets, divided by average gross credit assets. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Adjusted Efficiency Ratio is calculated as non-interest expenses from consolidated operations income less amounts relating primarily to project costs associated with the Reorganization, as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	October 31	October 31	October 31
(thousands of Canadian dollars)	2025	2024	2023
Adjusted efficiency ratio
Non-interest expenses	78,735	57,108	50,381
Adjustment to non-interest expenses	(9,908)	-	-
Adjusted non-interest expenses	68,827	57,108	50,381

Total revenue	124,641	111,633	108,635
Adjusted efficiency ratio	55%	51%	46%

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Credit Assets captures the provision for (recovery of) credit losses (as presented in the Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average credit assets, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

VersaBank – Annual 2025 MD&A

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

FOR FURTHER INFORMATION PLEASE CONTACT:

LodeRock Advisors: Lawrence Chamberlain (416) 519-4196,

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

VersaBank – Annual 2025 MD&A

DIRECTORS

Honourable Frank J.C. Newbould, K.C., B.A, LL.B

Chair of the Board

Counsel, Thornton Grout Finnigan, LLP, Former Judge, Ontario Superior

Court of Justice

Susan T. McGovern, B.Sc.

Vice-Chair and Interim Chief Executive Officer

Executive Advisor in the Ontario Minister of Finance

Gabrielle Bochynek, B.A. CHRL

Principal, Human Resources and Labour Relations, The Osborne Group

Robbert-Jan Brabander, M.Sc. and B.Sc. (Economics)

Managing Director of Bells & Whistles Communications, Inc.

David A. Bratton, B.A. (Hons), M.B.A., CHRL, FCMC

Retired, former President of Bratton Consulting Inc.

Peter M. Irwin, B.A. (Hons.)

Retired, former Managing Director, CIBC Worlds Markets Inc.

Richard H. L. Jankura, BBA (Hons), CPA, CA

Retired, former Corporate Advisor and CFO of Jones Healthcare Group

Art Linton, JD

Barrister & Solicitor

Paul G. Oliver, FCPA, FCA, ICD.D.

Retired, former partner of PricewaterhouseCoopers LLP

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President, VersaBank

VersaBank – Annual 2025 MD&A

OFFICERS AND SENIOR MANAGEMENT

David R. Taylor, B.Sc. (Hons), M.B.A., F.I.C.B.

President

Tammie Ashton, B.A., LL.B

Executive Vice-President

John Asma, B.A. (Hons.), M.B.A.

Chief Financial Officer

Garry Clement, CAMS, CFE, CFCS, FIS, CCI

Chief Anti-Money Laundering Officer

Michael Dixon, B.Comm., M.B.A.

Senior Vice President

Brent T. Hodge, HBA, JD, CIPP/C

Senior Vice President, General Counsel & Corporate Secretary

Saad Inam, B.Comm., M.B.A.

Chief Credit Officer

Joanne Johnston, B.Comm., CPA, CA, CIA

Chief Internal Auditor

Wooi Koay, B.Comm., B.Sc.

Chief Information Officer

Nick Kristo, B.Comm., M.B.A.

Senior Vice President

Elizabeth Kuranoff, B.A., LL.B, FIS

Chief Compliance Officer

Nancy McCutcheon, HBA, MA, CPA, CGA

Vice President, TIB Business Development

Andy Min, B.A., CPA, CA

Vice President, Finance, Integration & Performance

Graham Monck

Chief Risk Officer

Conrad Nicholas, CPA, CMA, ACCA (UK), M.B.A.

Vice President and Controller

Chris Pellarin, B.A.

Vice President, Point of Sale Strategic Initiatives

Deborah Savage, B.A., M.B.A.

Vice President, Investment Risk Control

Chintan Shah, ACA, M.Comm.

Vice President, Finance & Treasurer

Katherine Symons B.A. (Hons)

Vice President, Credit Risk

Jonathan F.P. Taylor, B.B.A., CHRL

Chief Human Resources Officer

David Thoms, B.A., M.B.A.

Senior Vice President, Point of Sale Financing

Barbara Todres, B.Comm Hons.

Vice President, Deposit Services

* As at October 31, 2025

VersaBank – Annual 2025 MD&A

SOLICITORS Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	AUDITORS Ernst & Young LLP One London Place 255 Queens Ave Suite 2300, London, ON N6A 5R8

TRANSFER AGENT	BANK
Odyssey Trust Company	Royal Bank of Canada
1230 – 300 5th Avenue SW	Main Branch, 154 1st Avenue South
Calgary, AB T2P 3C4	Saskatoon, Saskatchewan S7K 1K2

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange	NASDAQ
Trading Symbol: VBNK	Trading Symbol: VBNK

CORPORATE OFFICES

Head Office
Suite 2002 - 140 Fullarton Street
London, Ontario N6A 5P2
Telephone: (519) 645-1919
Toll-free: (866) 979-1919
Fax: (519) 645-2060

VersaBank Innovation Centre of Excellence	Saskatoon Deposit Processing Centre
1979 Otter Place	410 - 121 Research Drive
London, Ontario N5V 0A3	Saskatoon, Saskatchewan S7N 1K2
Telephone: (519) 645-1919	Telephone: (306) 244-1868
Toll-free: (866) 979-1919	Toll-free: (800) 213-4282
Fax: (519) 645-2060	Fax: (306) 244-4649

INVESTOR RELATIONS

Toll Free Telephone: (800) 244-1509

Email: InvestorRelations@versabank.com

Web site: www.versabank.com

LodeRock Advisors

lawrence.chamberlain@loderockadvisors.com

Telephone: (416) 519-4196

VersaBank – Annual 2025 MD&A